UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2003

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 100. +91-80-852-0261
(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

          Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
Not applicable.

          This Form 6-K contains our Quarterly Report for the quarter ended June 30, 2003 that we mailed to our equity shareholders on or about July 30, 2003. In addition, we held our Annual General Meeting on June 14, 2003. In the Annual General Meeting, our shareholders approved the deletion of Article 107 of our Articles of Association, which had provided that as long as our Chairman, Mr. N.R. Narayana Murthy, and his family together held 5% or more of our issued equity share capital, Mr. Murthy would be our Managing Director and would not be liable to retire as a director by rotation. A copy of our Articles of Association, as amended, is attached to this Form 6-K as Exhibit 3.1. The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Infosys Technologies Limited
Report for the first quarter ended June 30, 2003

At a glance – Indian GAAP (Non-consolidated financials)

	in Rs. crore, except per share data

	Quarter ended		Year ended
	June 30, 2003	June 30, 2002	March 31, 2003

For the period
Total revenue	1,081.98	764.62	3,622.69
Export revenue	1,058.65	750.52	3,543.51
Operating profit (PBIDTA)	348.30	274.93	1,272.04
PBIDTA/ revenues (%)	32.19%	35.96%	35.11%
Profit after tax (PAT)	278.12	216.85	957.93
PAT/revenues (%)	25.70%	28.36%	26.44%
Earnings per share* (par value of Rs.5 each, fully paid)
Basic	41.98	32.76	144.68
Diluted	41.83	32.46	143.37
Dividend per share	—	—	27.00
Dividend amount	—	—	178.81
Capital expenditure	58.38	53.79	219.26
At the end of the period
Total assets	3,139.83	2,297.56	2,860.65
Fixed assets – net	786.75	755.93	772.72
Cash and cash equivalents	1,726.07	1,089.23	1,638.51
Working capital	2,187.36	1,459.83	2,017.92
Total debt	—	—	—
Net worth	3,139.83	2,297.56	2,860.65
Equity	33.12	33.09	33.12
Market capitalization	21,690.04	21,772.72	26,847.33

Note:

Market capitalization is calculated by considering the share price at National Stock Exchange on the shares outstanding at the period/ year end.

* EPS figures have been calculated for the period and have not been annualized.

Letter to the shareholder

Dear shareholder,

Your company is delighted to report another quarter of robust growth. Indian GAAP revenues grew by 6.1% over Q4 FY2003 while net profits from ordinary activities witnessed an increase of 7.4%. Free cash flows during the quarter amounted to Rs. 87.56 crore. Revenues in US$ terms grew by 7.7% for the quarter as compared to the quarter ended March 31, 2003. Revenue growth comprised of a volume growth of 9.6% and a price decline of 1.9%, over the previous quarter.

Business opportunities continue to grow. This quarter saw the end of the Iraq war, thereby partly easing tensions in this region. The SARS threat also subsided and the travel advisories were lifted. At the same time, the economic environment continues to be challenging and uncertain. Our continued investment in client- facing activities has enabled us to address client requirements more effectively and to deepen relationships. This has helped us manage a higher share of our clients’ wallet. The strong growth in volume has exceeded our initial expectations. In fact, we have increased our guidance for revenue and EPS for this fiscal.

Your company added 22 new clients during the quarter. Significant wins include a large, diversified bank based in the UK; a provider of securities and investment banking functions; one of the Fortune 500 automotive companies; a leading automotive system supplier in Europe; a leading manufacturer of electronic goods in the Asia Pacific region; and an energy company in the U.S.

Infosys’ Banking Business Unit expanded its presence across the globe through its suite of FINACLE® banking products. One of the leading banks in Nepal, with its headquarters in Kathmandu, signed up with Infosys to deploy FINACLE™ Core Banking and FINACLE™ eChannels. Recently, your company started working with a bank headquartered in Jose, Nigeria. The bank chose to use FINACLE™ Core Banking, FINACLE™ eChannels and FINACLE™ eCorporate for implementing a strategic transformation plan.

In spite of the challenging environment, Infosys continued to invest in sales, marketing and new services, while improving existing services. New services introduced over the last three years contributed significantly to current revenues. Salaries were increased for your company’s employees in India. Despite these investments, we have been able to maintain our margins. This is partly due to the increased efficiency of operations. In fact, our utilization rates have improved during the quarter and there has been a change in the onsite-offshore mix due to a higher component of offshore work. In addition to this, the increased investments have been balanced with effective control of discretionary expenditure.

In the context of increasing forex flows to India, the Indian rupee continues to appreciate. In fact, the rupee has appreciated by around 2.4% during the last quarter. Your company has pro-actively hedged its net receivables to mitigate the impact of rupee appreciation on its margins.

IT service providers across the world are adopting the Global Delivery Model, which your company has pioneered and perfected. While they are learning this new way of doing business – working across disparate teams, geographies and time zones – Infosys continues to focus on exceeding clients’ expectations. This is reflected in our repeat business rate of 97.8% during the quarter.

The strength of our business model and its increasing acceptance around the world have been our key success factors. We have demonstrated the scalability of our operations by adding a net of 1,739 employees without compromising on operational excellence. In fact, our gross employee addition of 2,175 for this quarter has been the highest ever. Today, our value proposition to clients remains strongly differentiated, despite the increasing presence of global competitors. This is made possible by the dedicated efforts of all Infoscions. On your behalf, we thank them for contributing to yet another successful quarter.

	Nandan M. Nilekani	S. Gopalakrishnan
Bangalore	Chief Executive Officer, President	Chief Operating Officer
July 10, 2003	and Managing Director	and Deputy Managing Director

Auditors’ report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at June 30, 2003 and the Profit and Loss Account and Cash Flow Statement of the Company for the quarter ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of the books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)	in our opinion, the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable;

(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at June 30, 2003;

(ii)	in the case of the Profit and Loss Account, of the profit for the quarter ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows for the quarter ended on that date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam
Bangalore	Partner
July 10, 2003	Membership No: 53315

Balance Sheet as at

	in Rs. crore

	Quarter ended		Year ended
	June 30, 2003	June 30, 2002	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.12	33.09	33.12
Reserves and surplus	3,106.71	2,264.47	2,827.53

	3,139.83	2,297.56	2,860.65

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,363.55	1,098.70	1,273.32
Less: Depreciation and amortization	621.03	431.74	577.15

Net book value	742.52	666.96	696.17
Add: Capital work-in-progress	44.23	88.97	76.55

	786.75	755.93	772.72
INVESTMENTS	127.38	56.96	33.20
DEFERRED TAX ASSETS	38.34	24.84	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	557.30	413.29	512.14
Cash and bank balances	1,373.51	887.32	1,336.23
Loans and advances	942.16	668.59	872.78

	2,872.97	1,969.20	2,721.15
Less: Current liabilities	354.08	213.71	315.25
Provisions	331.53	295.66	387.98

NET CURRENT ASSETS	2,187.36	1,459.83	2,017.92

	3,139.83	2,297.56	2,860.65

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

The schedules referred to above and the notes thereon form an integral part of the Balance Sheet.

This is the balance sheet referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer and	Director
		President and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and Chief Financial Officer	Director	Company Secretary and
July 10, 2003				Vice President – Finance

Profit and Loss Account for the

	in Rs. crore, except per share data

	Quarter ended		Year ended
	June 30, 2003	June 30, 2002	March 31, 2003

INCOME
Software services and products
Overseas	1,058.65	750.52	3,543.51
Domestic	23.33	14.10	79.18

	1,081.98	764.62	3,622.69
SOFTWARE DEVELOPMENT EXPENSES	572.78	377.39	1,813.30

GROSS PROFIT	509.20	387.23	1,809.39
SELLING AND MARKETING EXPENSES	79.72	55.09	266.98
GENERAL AND ADMINISTRATION EXPENSES	81.18	57.21	270.37

	160.90	112.30	537.35
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	348.30	274.93	1,272.04
Interest	—	—	—
Depreciation and amortization	44.26	40.48	188.95

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	304.04	234.45	1,083.09
Other income	32.44	24.90	99.61
Provision for investments	6.36	—	23.77

NET PROFIT BEFORE TAX	330.12	259.35	1,158.93
Provision for taxation	52.00	42.50	201.00

NET PROFIT AFTER TAX	278.12	216.85	957.93

AMOUNT AVAILABLE FOR APPROPRIATION	278.12	216.85	957.93

DIVIDEND
Interim	—	—	82.76
Final (proposed)	—	—	96.05
Dividend Tax	—	—	12.30
Amount transferred – general reserve	—	—	766.82
Balance in Profit and Loss Account	278.12	216.85	—

	278.12	216.85	957.93

EARNINGS PER SHARE (equity shares, par value Rs.5/- each)
Basic	41.98	32.76	144.68
Diluted	41.83	32.46	143.37
Number of shares used in computing earnings per share
Basic	6,62,45,174	6,61,88,530	6,62,11,068
Diluted	6,64,79,367	6,67,95,945	6,68,16,821

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

The schedules referred to above and the notes thereon form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer and	Director
		President and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and Chief Financial Officer	Director	Company Secretary and
July 10, 2003				Vice President – Finance

Schedules to Profit and Loss Account for the

	in Rs. crore

	Quarter ended		Year ended
	June 30, 2003	June 30, 2002	March 31, 2003

SOFTWARE DEVELOPMENT EXPENSES
Salaries and bonus including overseas staff expenses	454.78	297.65	1,433.85
Staff welfare	3.13	1.69	7.91
Contribution to provident and other funds	10.75	6.46	31.94
Overseas travel expenses	41.61	37.06	162.66
Consumables	1.72	1.16	6.25
Cost of software packages for
own use	13.60	9.76	54.75
service delivery to clients	9.86	6.88	12.99
Provision for post-sales client support	0.17	1.97	(6.18)
Computer maintenance	2.30	1.86	9.33
Communication expenses	8.18	7.17	23.94
Consultancy charges	26.68	5.73	75.86

	572.78	377.39	1,813.30

SELLING AND MARKETING EXPENSES
Salaries and bonus including overseas staff expenses	49.84	30.05	141.73
Staff welfare	0.08	0.13	0.62
Contribution to provident and other funds	0.38	0.09	1.34
Overseas travel expenses	8.78	8.69	45.16
Consumables	0.06	0.02	0.21
Cost of software packages for own use	0.01	0.01	0.21
Computer maintenance	0.01	—	0.01
Communication expenses	—	0.06	0.50
Traveling and conveyance	0.32	0.15	1.19
Rent	2.96	0.91	4.79
Telephone charges	1.10	1.06	5.35
Professional charges	1.96	2.27	10.63
Printing and stationery	0.27	0.37	1.43
Advertisements	0.12	0.16	1.04
Brand building	5.72	7.99	29.05
Office maintenance	0.04	0.15	2.72
Repairs to plant and machinery	—	—	0.02
Power and fuel	0.02	0.04	0.22
Insurance charges	0.03	0.02	0.20
Rates and taxes	0.03	0.11	0.27
Bank charges and commission	0.01	0.01	0.09
Commission charges	2.27	1.52	10.58
Marketing expenses	0.85	1.11	6.72
Sales promotion expenses	0.11	0.15	0.46
Other miscellaneous expenses	4.75	0.02	2.44

	79.72	55.09	266.98

Schedules to Profit and Loss Account for the

			in Rs. crore

	Quarter ended		Year ended
	June 30, 2003	June 30, 2002	March 31, 2003

GENERAL AND ADMINISTRATION EXPENSES
Salaries and bonus including overseas staff expenses	16.90	12.21	56.24
Contribution to provident and other funds	1.14	0.79	3.49
Overseas travel expenses	1.70	1.80	7.78
Traveling and conveyance	4.33	2.92	16.76
Rent	7.11	5.23	24.51
Telephone charges	7.29	3.64	21.34
Professional charges	6.49	6.53	37.99
Printing and stationery	2.34	1.65	4.80
Advertisements	0.99	0.65	5.15
Office maintenance	6.23	3.93	20.13
Repairs to building	1.90	1.87	7.27
Repairs to plant and machinery	1.09	1.16	4.75
Power and fuel	7.20	5.66	22.38
Insurance charges	5.13	1.98	9.83
Rates and taxes	1.21	1.17	5.14
Donations	3.50	1.67	6.09
Auditor’s remuneration
audit fees	0.07	0.06	0.27
certification charges	—	—	0.03
out-of-pocket expenses	0.01	0.01	0.02
Provision for bad and doubtful debts	3.29	0.07	0.73
Provision for doubtful loans and advances	0.01	(0.04)	(0.07)
Bank charges and commission	0.19	0.16	0.66
Commission to non-whole time directors	0.39	0.24	1.12
Postage and courier	1.24	1.25	3.99
Books and periodicals	0.24	0.25	1.42
Research grants	0.06	—	—
Freight charges	0.15	0.11	0.58
Professional membership and seminar participation fees	0.62	0.82	3.55
Other miscellaneous expenses	0.36	1.42	4.42

	81.18	57.21	270.37

OTHER INCOME
Interest received on deposits with banks and others*	22.75	17.68	78.05
Miscellaneous income	1.83	0.72	3.89
Exchange differences	7.86	6.50	17.67

	32.44	24.90	99.61

*Tax deducted at source	4.34	3.23	14.69
PROVISION FOR TAXATION
Current period/year
Income taxes	52.61	43.12	212.09
Deferred taxes	(1.53)	(0.62)	(12.59)

	51.08	42.50	199.50
Prior years	0.92	—	1.50

	52.00	42.50	201.00

1. Extracts of significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (“Infosys”) along with its majority owned and controlled subsidiary, Progeon Limited (“Progeon”), is a global technology and services organization engaged in delivering a comprehensive range of end-to-end solutions to customers. Infosys provides solutions across the entire software and process life–cycles including design, development, implementation, maintenance and management using its Global Delivery Model. Infosys offers the following services: consulting, software development, software re-engineering, systems integration, package evaluation and implementation, software maintenance, and business process management services (“BPM”). Infosys also provides proprietary software products for the banking industry.

Management’s Statement on significant accounting policies contained in the audited financial statements.

There are no changes in the accounting policies during the quarter ended June 30, 2003. The significant accounting policies of the company relate to revenue recognition, expenditure, fixed asset and capital work in progress, depreciation, retirement benefits to employees – principally gratuity, superannuation and provident fund benefits, research and development, income tax, earning per share, foreign currency transactions and investments.

1.1 Significant accounting policies

1.1.1 Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and the provisions of the Companies Act, 1956. These accounting policies have been consistently applied.

The preparation of the financial statements in conformity with GAAP requires Infosys’ management (“Management”) to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include accounting for contract costs expected to be incurred to complete software development, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

1.2 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s/year’s figures have been regrouped / reclassified, wherever necessary, to conform to the current period’s/year’s presentation.

1.2.1 Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI of the Companies Act, 1956.

	Quarter ended		Year ended
	June 30, 2003	June 30, 2002	March 31, 2003

Salaries and bonus including overseas staff expenses	521.52	339.91	1,631.82
Staff welfare	3.21	1.82	8.53
Contribution to provident and other funds	12.27	7.34	36.77
Overseas travel expenses	52.09	47.55	215.60
Consumables	1.78	1.18	6.46
Cost of software packages for own use	13.61	9.77	54.96
Cost of software packages for service delivery to clients	9.86	6.88	12.99
Computer maintenance	2.31	1.86	9.34
Communication expenses	8.18	7.23	24.44
Consultancy charges	26.68	5.73	75.86
Provision for post-sales client support	0.17	1.97	(6.18)
Traveling and conveyance	4.65	3.07	17.95
Rent	10.07	6.14	29.30
Telephone charges	8.39	4.70	26.69
Professional charges	8.45	8.80	48.62
Printing and stationery	2.60	2.02	6.23
Advertisements	1.12	0.81	6.19
Office maintenance	6.27	4.08	22.85
Repairs to building	1.90	1.87	7.27
Repairs to plant and machinery	1.10	1.16	4.77
Power and fuel	7.22	5.70	22.60
Brand building	5.73	7.99	29.05
Insurance charges	5.16	2.00	10.03
Rates and taxes	1.23	1.28	5.41
Commission charges	2.27	1.52	10.58
Donations	3.50	1.67	6.09
Auditor’s remuneration
audit fees	0.07	0.06	0.27
certification charges	—	—	0.03
out-of-pocket expenses	0.01	0.01	0.02

1.2.1 Aggregate expenses (contd.)

	Quarter ended		Year ended
	June 30, 2003	June 30, 2002	March 31, 2003

Provision for bad and doubtful debts	3.29	0.07	0.73
Provision for doubtful loans and advances	0.01	(0.04)	(0.07)
Bank charges and commission	0.20	0.17	0.75
Commission to non-whole time directors	0.39	0.24	1.12
Postage and courier	1.24	1.25	3.99
Books and periodicals	0.23	0.25	1.42
Research grants	0.06	—	—
Freight charges	0.14	0.11	0.58
Professional membership and seminar participation fees	0.62	0.82	3.55
Marketing expenses	0.85	1.11	6.72
Sales promotion expenses	0.11	0.15	0.46
Other miscellaneous expenses*	5.12	1.44	6.86

	733.68	489.69	2,350.65

*     Other miscellaneous expenses include Rs. 2.48 crore which relates to the settlement of the lawsuit filed by Ms. Reka Maximovitch against the company and its former director, Mr. Phaneesh Murthy. The company had provided Rs. 2.40 crore towards this settlement in the year ended March 31, 2003.

1.2.2 Obligations on long-term, non-cancelable operating leases

The lease rentals charged amounted to Rs. 10.07, Rs. 5.52 and Rs. 29.30 for the quarters ended June 30, 2003 and 2002 and the year ended March 31, 2003 respectively. The maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

	As at June 30,		As at
Lease obligations	2003	2002	March 31, 2003

Within one year of the balance sheet date	24.81	17.04	17.93
Due in a period between one year and five years	55.82	43.25	36.00
Due after five years	7.09	6.62	7.00

The operating lease arrangements extend for a maximum of 10 years from their respective dates of inception and relates to rented overseas premises and car rentals.

Lease rental commitments on a contract with Progeon, as at June 30, 2003, due to Infosys within one year of the balance sheet date amounted to Rs. 4.84, and due in the period between one year and five years amounted to Rs. 6.23. The lease for premises extends for a maximum period of three years from the quarter ended June 30, 2002 (the period of inception).

Fixed assets stated below have been provided on operating lease to Progeon, a subsidiary company under the same management, as at June 30, 2003, June 30, 2002 and March 31, 2003.

		Accumulated
	Cost	depreciation	Net book value

Land and Building	10.24	0.79	9.45
	10.05	0.09	9.96
	10.21	0.62	9.59
Plant and machinery	3.31	0.85	2.46
	1.65	0.09	1.56
	2.94	0.70	2.24
Computers	1.02	0.60	0.42
	0.54	0.02	0.52
	0.85	0.49	0.36
Furniture & fixtures	4.15	1.11	3.04
	0.48	0.03	0.45
	2.64	0.88	1.76

	18.72	3.35	15.37
	12.72	0.23	12.49
	16.64	2.69	13.95

The aggregate depreciation charged on the above, for the quarter ended June 30, 2003 amounted to Rs. 0.66.( for the quarter ended June 30, 2002 was Rs. 0.23 and year ended March 31, 2003 was Rs. 2.69). The rental income from Progeon for the quarter ended June 30, 2003 amounted to Rs. 1.21 (for the quarter ended June 30, 2002 was Rs. 0.14 and year ended March 31, 2003 was Rs. 1.95)

1.2.3 Related party transactions

The company entered into related party transactions during the year ended March 31, 2002 with Yantra Corporation, USA, the subsidiary of the company until February 27, 2002, and the key management personnel.

The outstanding dues from Yantra Corporation as at June 30, 2002 were Rs. 0.34.

The company entered into related party transactions during the period ended June 30, 2003 with Progeon, the subsidiary company, under the same management. The transactions are set out as follows.

	Quarter ended June 30,		Year ended
	2003	2002	March 31, 2003

Capital transactions:
Financing transactions – amount paid to Progeon for issue of 1,22,49,993 fully paid equity shares of Rs.10/- each at par	—	12.25	12.25
Revenue transactions:
Purchase of services	0.14	0.21	2.07
Sale of services:
Business consulting services	—	0.12	3.56
Shared services including facilities and personnel	3.01	0.70	9.61

The company has an alliance with SupplyChainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an External Director of the company, is also a director on the board of SupplyChainge Inc. During the quarter ended June 30, 2003, the company paid Rs 0.71 to SupplyChainge Inc. towards marketing services under this alliance. Additionally, amount receivable from SupplyChainge as at June 30, 2003 amounted to Rs. 0.03 (as at June 30, 2002, Rs. 0.03 and March 31, 2003, Rs. 0.03), an amount that has been outstanding for a period exceeding six months and fully provided.

During the quarter ended June 30, 2003 an amount of Rs. 3.50 has been donated to Infosys Foundation, a not-for-profit trust, in which certain directors of the company are trustees. Donation to the foundation for the quarter ended June 30, 2002 was Rs. 1.25 and for the year ended March 31, 2003 were Rs. 5.53.

1.2.4 Transactions with key management personnel

The key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to the key management personnel for the quarters ended June 30, 2003, 2002 and the year ended March 31, 2003:

		Contribution to
		provident and	Perquisties	Total
	Salary	other funds	and incentives	remuneration

Executive Directors
Quarter ended June 30, 2003	0.29	0.04	0.33	0.66
Quarter ended June 30, 2002	0.63	0.06	0.80	1.49
Year ended March 31, 2003	2.60	0.17	3.30	6.07

			Reimbursement of
	Commission	Sitting fees	expenses	Total remuneration

Independent Directors
Quarter ended June 30, 2003	—	0.01	0.11	0.12
Quarter ended June 30, 2002	—	—	0.18	0.18
Year ended March 31, 2003	1.12	0.04	0.48	1.64

		Contribution	Perquisites			Outstanding
		to provident	and	Total	Total	loans and
	Salary	and other funds	incentives	Remuneration	Loans granted	advances

Other key managerial personnel
Quarter ended June 30, 2003	0.03	0.01	0.06	0.10	—	—
Quarter ended June 30, 2002	0.01	0.01	0.02	0.04	—	—
Year ended March 31, 2003	0.06	0.02	0.09	0.17	—	—

In addition, the details of stock options granted to non-whole time directors and other senior officers during the periods ended June 30, 2003 and March 31, 2003 are as follows:

			Number of	Exercise price	Expiration
	Date of grant	Option plan	options granted	(in Rs.)	of options

Non-whole time Directors:
Claude Smadja	July 10, 2002	1999	2,000	3,333.65	July 9, 2012
Sridar A. Iyengar	April 10, 2003	1999	2,000	3,049.75	April 9, 2013

1.2.5 Pro forma disclosures relating to the Employee Stock Option Plans (“ESOPs”)

The company’s 1994 stock option plan was established prior to the Securities and Exchange Board of India (“SEBI”) guidelines on stock options. Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below.

	Quarter ended June 30,		Year ended
	2003	2002	March 31, 2003

Net profit:
– As reported	278.12	216.85	957.93
– Adjusted pro forma	273.09	210.84	934.76

1.2.6 Fixed assets

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land-leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2003.

During the year ended March 31, 2003, the company entered into several arrangements to purchase Intellectual Property Rights (“IPR”). These primarily included:

The purchase of IPR in the Trade IQ, a treasury management product, from IQ Financial Systems Inc., USA (“IQFS”) for a consideration of Rs. 16.97 (US$ 3.47 million).

An agreement to purchase IPR in AUTOLAY, a commercial software application product, with the Aeronautical Development Agency, India (“ADA”). The company has a firm commitment to share revenues with ADA for a maximum of US$ 5 million (Rs. 24.50) payable by 10 years from the contract date after which the ownership of intellectual property in AUTOLAY will transfer to the company.

Purchase of a non-exclusive global license in ILink, a signature display software, from Integra Microsystems Private Limited, for Rs. 0.65.

1.2.7 Investment activity

	Quarter ended June 30,		Year ended
Particulars of investee companies	2003	2002	March 31, 2003

Progeon Limited, India	—	12.25	12.25
M-Commerce Ventures Pte. Limited, Singapore	0.54	0.27	0.27

	0.54	12.52	12.52

Progeon was incorporated on April 3, 2002, and is a majority owned and controlled subsidiary, established to provide business process management and transitioning services. As at the balance sheet date, the company has invested Rs. 12.25 in 1,22,49,993 fully paid equity shares in Progeon of face value Rs. 10/- each, at par. Progeon seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes. Progeon obtained its financial closure by securing funding of Rs. 49.00 from Citicorp International Finance Corporation, USA (“CIFC”), in exchange for 43,75,000 cumulative, convertible, redeemable preferred shares of face value Rs. 100/- at a premium of Rs. 12/- per share. The preference shares are convertible to an equal number of equity shares based on certain events as agreed between the company and CIFC.

During the quarter ended June 30, 2003 the company invested Rs. 0.54 in M-Commerce Ventures Pte Limited, Singapore (“M-Commerce”) for 20 ordinary shares of face value Singapore $ (“S$”) 1/- each fully paid at par and 180 redeemable preference shares of face value S$ 1/- each fully paid for a premium of S$ 1,110. Accordingly, the aggregate investment in M-Commerce as at June 30, 2003 amounts to Rs. 2.65.

Current liabilities include an amount of Rs. 2.94 received from Workadia Inc. towards recovery of investment that is pending clearance from regulatory authorities for setting off against the investment.

1.2.8 Segment reporting

The company’s operations predominantly relate to providing technology and services, delivered to customers operating globally in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services, comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, energy, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of the total expenses, are not specifically allocable to specific segments, as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the East and the West), Ireland and the United Kingdom; and the Rest of the World comprises all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced, or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended June 30, 2003, June 30, 2002 and year ended March 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	400.97	170.54	156.14	127.38	226.95	1,081.98
	281.85	125.67	116.14	88.56	152.40	764.62
	1,355.94	597.84	543.19	414.54	711.18	3,622.69
Identified operating expenses	178.24	72.76	66.94	45.51	92.49	455.94
	117.07	54.07	38.63	29.23	54.10	293.10
	546.77	243.93	186.18	132.45	264.64	1,373.97
Allocated expenses	102.92	43.78	40.08	32.70	58.26	277.74
	77.38	31.03	28.68	21.87	37.63	196.59
	377.31	157.77	143.72	109.56	188.32	976.68

Segmental operating income	119.81	54.00	49.12	49.17	76.20	348.30
	87.40	40.57	48.83	37.46	60.67	274.93
	431.86	196.14	213.29	172.53	258.22	1,272.04

Unallocable expenses						44.26
						40.48
						188.95

Industry segments (contd.)

Quarter ended June 30, 2003, June 30, 2002 and year ended March 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Operating income						304.04
						234.45
						1,083.09

Other income (expense), net						26.08
						24.90
						75.84

Net profit before taxes						330.12
						259.35
						1,158.93

Income taxes						52.00
						42.50
						201.00

Net profit after taxes						278.12
						216.85
						957.93

Geographic segments

Quarter ended June 30, 2003, June 30, 2002 and year ended March 2003

	North America	Europe	India	Rest of the world	Total

Revenues	805.95	190.11	23.33	62.59	1,081.98
	552.56	147.50	14.10	50.46	764.62
	2,637.51	641.58	79.18	264.42	3,622.69
Identifiable operating expenses	348.03	76.83	10.35	20.73	455.94
	216.41	54.41	5.88	16.40	293.10
	1,052.82	224.82	19.79	76.54	1,373.97
Allocated expenses	206.89	48.80	5.99	16.06	277.74
	137.80	36.78	6.04	15.97	196.59
	704.20	169.21	30.01	73.26	976.68

Segmental operating income	251.03	64.48	6.99	25.80	348.30
	198.35	56.31	2.18	18.09	274.93
	880.49	247.55	29.38	114.62	1,272.04

Unallocable expenses					44.26
					40.48
					188.95

Operating income					304.04
					234.45
					1,083.09

Other income (expense), net					26.08
					24.90
					75.84

Net profit before taxes					330.12
					259.35
					1,158.93

Income taxes					52.00
					42.50
					201.00

Net profit after taxes					278.12
					216.85
					957.93

1.2.9 Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended June 30,		Year ended
	2003	2002	March 31, 2003

Number of shares considered as basic weighted average shares outstanding	6,62,45,174	6,61,88,530	6,62,11,068
Add: Effect of dilutive issues of shares/stock options	2,34,193	6,07,415	6,05,753
Number of shares considered as weighted average shares and potential shares outstanding	6,64,79,367	6,67,95,945	6,68,16,821

Cash Flow Statement for the

		in Rs. crore

		Quarter ended June 30,		Year ended
		2003	2002	March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		330.12	259.35	1,158.93
Adjustments to reconcile profit before tax to cash provided
By operating activities
(Profit)/Loss on sale of fixed assets		(0.01)	(0.01)	—
Depreciation and amortization		44.26	40.48	188.95
Interest income		(22.75)	(17.68)	(78.05)
Provisions on long-term investments		6.36	—	23.77
Exchange differences on translation of foreign currency cash and cash equivalents		3.28	(1.77)	(2.06)
Changes in current assets and liabilities
Sundry debtors		(45.16)	(76.56)	(175.41)
Loans and advances	1	(9.85)	(51.59)	(127.63)
Current liabilities and provisions	2	39.01	65.07	158.46
Income taxes paid	3	(11.06)	(25.96)	(232.09)

NET CASH GENERATED BY OPERATING ACTIVITIES		334.20	191.33	914.87

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on exercise of stock options		1.06	0.40	13.52
Dividends paid during the period/year, including Dividend tax		(108.35)	(82.73)	(165.49)

NET CASH USED IN FINANCING ACTIVITIES		(107.29)	(82.33)	(151.97)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	4	(58.38)	(53.79)	(219.26)
Proceeds on disposal of fixed assets		0.10	0.13	0.33
Investments in securities	5	(100.54)	(12.52)	(12.53)
Interest income		22.75	17.68	78.05

NET CASH USED IN INVESTING ACTIVITIES		(136.07)	(48.50)	(153.41)

Exchange differences on translation of foreign currency cash and cash equivalents		(3.28)	1.77	2.06
Net (decrease)/increase in cash and cash equivalents during the period/year		87.56	62.27	611.55
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR		1,638.51	1,026.96	1,026.96

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	6	1,726.07	1,089.23	1,638.51

NOTES ON THE STATEMENT OF CASH FLOWS	7

This is the Cash Flow Statement referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer and	Director
		President and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and Chief Financial Officer	Director	Company Secretary and
July 10, 2003				Vice President – Finance

Schedules to the Statement of Cash Flows

	in Rs. crore

	Quarter ended June 30,		Year ended
	2003	2002	March 31, 2003

1 CHANGE IN LOANS AND ADVANCES
As per the Balance Sheet	942.16	668.59	872.78
Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents	(352.56)	(201.91)	(302.28)
Advance income taxes separately considered	(299.24)	(262.21)	(289.99)

	290.36	204.47	280.51
Less: Opening balance considered	(280.51)	(152.88)	(152.88)

	9.85	51.59	127.63

2 CHANGE IN CURRENT LIABILITIES AND PROVISIONS
As per the Balance Sheet	685.61	509.37	703.23
Add/ (Less): Provisions separately considered in the Cash Flow Statement:
Income taxes	(326.53)	(282.69)	(274.81)
Dividends	—	—	(96.05)
Dividend tax	—	—	(12.30)

	359.08	226.68	320.07
Less: Non cash transaction – (refer Note 7.3)	—	(24.50)	(24.50)
Less: Opening balance considered	(320.07)	(137.11)	(137.11)

	39.01	65.07	158.46

3 INCOME TAXES PAID
Charge as per the Profit and Loss Account	52.00	42.50	201.00
Add: Increase in advance income taxes	9.25	25.96	53.74
Increase/(Decrease) in Deferred taxes	1.53	0.62	12.59
Less: Increase/(Decrease) in income tax provision	(51.72)	(43.12)	(35.24)

	11.06	25.96	232.09

4 PURCHASES OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
As per the Balance Sheet	90.70	139.99	317.87
Less: Opening Capital work-in-progress	(76.55)	(150.67)	(150.67)
Less: Non cash transaction – (refer Note 7.3)	—	(24.50)	(24.50)
Add: Closing capital work-in-progress	44.23	88.97	76.56

	58.38	53.79	219.26

5 INVESTMENTS IN SECURITIES
As per the Balance Sheet	127.38	56.96	33.20
Add: Provisions on investments	6.36	—	23.77

	133.74	56.96	56.97
Less: Opening balance considered	(33.20)	(44.44)	(44.44)

	100.54	12.52	12.53

6 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR
As per the Balance Sheet	1,373.51	887.32	1,336.23
Add: Deposits with financial institutions and body corporate, included herein	352.56	201.91	302.28

	1,726.07	1,089.23	1,638.51

7 NOTES ON THE STATEMENT OF CASH FLOWS

7.1	Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, financing, and investing activities of the company are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

7.2	The balance of cash and cash equivalents includes Rs. 2.66 as at June 30, 2003 (as at June 30, 2002, Rs. 8.18 and March 31, 2003, Rs. 1.60) and set aside for payment of dividends.

7.3	The cash flows for the year ended March 31, 2003 exclude an agreement to purchase intellectual property for Rs. 24.50, as the intellectual property and its corresponding liability are in substance a non cash transaction.

7.4	The previous year’s/periods’ figures have been recast/ restated, wherever necessary, to conform to the current year’s/periods’ classifications.

Consolidated financial statement of Infosys Technologies Limited and its subsidiary

Principles of consolidation

The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of the parent company, Infosys and Progeon have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains/losses. The consolidated financial statements are prepared applying uniform accounting polices in use at Infosys and Progeon.

Management’s Statement on significant accounting policies contained in the audited financial statements.

There are no changes in the accounting policies during the quarter ended June 30, 2003. The significant accounting policies of the company relate to revenue recognition, expenditure, fixed assets and capital work-in-progress, depreciation, retirement benefits to employees – principally gratuity, superannuation and provident fund benefits, research and development, income tax, earning per share, foreign currency transactions and investments.

A complete set of the audited consolidated financial statements is available at www.infosys.com

Auditors’ report to the Board of Directors on the Consolidated Financial Statements of Infosys Technologies Limited and its subsidiary

We have examined the attached Consolidated Balance Sheet of Infosys Technologies Limited (the Company) and its subsidiary Progeon Limited (subsidiary) as at June 30, 2003, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the quarter then ended.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with the financial reporting framework generally accepted in India and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21- Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company and its subsidiary included in the consolidated financial statements.

On the basis of the information and explanation given to us, and on consideration of the separate audit reports on individual audited financial statements of the Company and its subsidiary, we are of the opinion that:

(i)	the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of the Company and its subsidiary as at June 30, 2003;

(ii)	the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of the Company and its subsidiary for the quarter then ended; and

(iii)	the Consolidated Cash Flow Statement gives a true and fair view of the consolidated cash flows of the Company and its subsidiary for the quarter then ended.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam
Bangalore	Partner
July 10, 2003	Membership No: 53315

Consolidated Balance Sheet as at

	in Rs. crore

	June 30, 2003	June 30, 2002	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.12	33.09	33.12
Reserves and surplus	3,104.35	2,263.25	2,824.37
Preference shares issued by subsidiary	49.00	49.00	49.00

	3,186.47	2,345.34	2,906.49

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,371.49	1,098.94	1,279.04
Less: Depreciation and amortization	623.30	431.75	578.54

Net book value	748.19	667.19	700.50
Add: Capital work-in-progress	45.45	89.14	77.39

	793.64	756.33	777.89
INVESTMENTS	115.13	44.71	20.95
DEFERRED TAX ASSETS	38.34	24.84	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	565.50	413.89	518.65
Cash and bank balances	1,385.42	892.60	1,346.54
Loans and advances	977.52	723.17	913.46

	2,928.44	2,029.66	2,778.65
Less: Current liabilities	357.06	214.53	319.60
Provisions	332.02	295.67	388.21

NET CURRENT ASSETS	2,239.36	1,519.46	2,070.84

	3,186.47	2,345.34	2,906.49

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

The schedules referred to above and the notes thereon form an integral part of the Consolidated Balance Sheet.

This is the Consolidated Balance Sheet referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer and	Director
		President and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and Chief Financial Officer	Director	Company Secretary and
July 10, 2003				Vice President – Finance

Consolidated Profit and Loss Account for the

	in Rs. crore

	Quarter ended June 30,		Year ended
	2003	2002	March 31, 2003

INCOME – Software services, products and business process management
Overseas	1,071.38	750.62	3,564.36
Domestic	23.32	14.10	75.62

	1,094.70	764.72	3,639.98
Software development and business process management expenses	579.60	377.74	1,822.96

GROSS PROFIT	515.10	386.98	1,817.02
SELLING AND MARKETING EXPENSES	81.64	55.27	271.73
GENERAL AND ADMINISTRATION EXPENSES	82.98	58.03	275.67

OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	350.48	273.68	1,269.62
Interest	—	—	—
Depreciation and amortization	45.14	40.49	190.34

OPERATING PROFIT AFTER INTEREST AND DEPRECIATION AND AMORTIZATION	305.34	233.19	1,079.28
Other income	31.94	24.94	100.26
Provision for investments	6.36	—	23.77

NET PROFIT BEFORE TAX	330.92	258.13	1,155.77

Provision for taxation	52.00	42.50	201.00

NET PROFIT AFTER TAX	278.92	215.63	954.77

AMOUNT AVAILABLE FOR APPROPRIATION	278.92	215.63	954.77

DIVIDEND
Interim	—	—	82.76
Final (subject to deduction of tax if any)	—	—	96.05
Dividend tax	—	—	12.30
Amount transferred – general reserve	—	—	763.66

Balance in Profit and Loss Account	278.92	215.63	954.77

EARNINGS PER SHARE (Equity shares, par value Rs.5/- each)
Basic	42.10	32.58	144.20
Diluted	41.96	32.28	142.89
Number of shares used in computing earnings per share
Basic	66,245,174	66,188,530	66,211,068
Diluted	66,479,367	66,795,945	66,816,821

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

The schedules referred to above and the notes thereon form an integral part of the Consolidated Profit and Loss Account.

This is the Consolidated Profit and Loss Account referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman and Chief Mentor	Chief Executive Officer,	Chief Operating Officer and	Director
		President and Managing Director	Deputy Managing Director

	Marti G. Subrahmanyam	Philip Yeo	Omkar Goswami	Larry Pressler
	Director	Director	Director	Director

	Rama Bijapurkar	Claude Smadja	Sridar A. Iyengar	K. Dinesh
	Director	Director	Director	Director

	S. D. Shibulal	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director	Director and Chief Financial Officer	Director	Company Secretary and
July 10, 2003				Vice President – Finance

Consolidated Cash Flow Statement for the

	in Rs. crore

	Quarter ended June 30,		Year ended
	2003	2002	March 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	330.92	258.13	1,155.77
Adjustments to reconcile profit before tax to cash provided
By operating activities
(Profit)/Loss on sale of fixed assets	(0.01)	(0.01)	(0.01)
Depreciation and amortization	45.14	40.49	190.34
Interest income	(23.30)	(17.71)	(80.67)
Provisions on long-term investments	6.36	—	23.77
Exchange differences on translation of foreign currency cash and cash equivalents	3.20	(1.77)	(2.06)
Changes in current assets and liabilities
Sundry debtors	(46.85)	(77.16)	(181.92)
Loans and advances	(9.47)	(51.14)	(132.38)
Current liabilities and provisions	37.90	65.90	163.04
Income taxes paid	(11.18)	(25.96)	(232.54)

NET CASH GENERATED BY OPERATING ACTIVITIES	332.71	190.77	903.34

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital	—	49.00	49.00
Proceeds on exercise of stock options	1.06	0.40	13.52
Dividends paid during the period/year, including Dividend tax	(108.35)	(82.73)	(165.49)

NET CASH USED IN FINANCING ACTIVITIES	(107.29)	(33.33)	(102.97)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	(61.13)	(54.20)	(225.82)
Proceeds on disposal of fixed assets	0.25	0.13	0.33
Investments in securities	(100.54)	(0.27)	(0.27)
Interest income	23.30	17.71	80.67

NET CASH USED IN INVESTING ACTIVITIES	(138.12)	(36.63)	(145.09)

Exchange differences on translation of foreign currency cash and cash equivalents	(3.20)	1.77	2.06
Net (decrease)/increase in cash and cash equivalents during the period/year	84.10	122.58	657.34
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR	1,684.30	1,026.96	1,026.96

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/YEAR	1,768.40	1,149.54	1,684.30

NOTES ON THE STATEMENT OF CASH FLOWS
This is the Cash Flow Statement referred to in our report of even date.

for Bharat S. Raut & Co.
Chartered Accountants

S. Balasubrahmanyam Partner	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer, President and Managing Director	S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Philip Yeo Director	Omkar Goswami Director	Larry Pressler Director

	Rama Bijapurkar Director	Claude Smadja Director	Sridar A. Iyengar Director	K. Dinesh Director

Bangalore July 10, 2003	S. D. Shibulal Director	T. V. Mohandas Pai Director and Chief Financial Officer	Srinath Batni Director	V. Balakrishnan Company Secretary and Vice President — Finance

     Ratio analysis as per Indian GAAP (Non consolidated)

	Quarter ended June 30,		Year ended
	2003	2002	March 31, 2003

Financial performance
Export revenue / total revenue (%)	97.84	98.16	97.81
Domestic revenue / total revenue (%)	2.16	1.84	2.19
Software development expenses / total revenue (%)	52.94	49.36	50.05
Gross profit / total revenue (%)	47.06	50.64	49.95
Selling and marketing expenses / total revenue (%)	7.37	7.20	7.37
General and administration expenses / total revenue (%)	7.50	7.48	7.46
Selling, general and administration expenses / total revenue (%)	14.87	14.68	14.83
Employee costs / total revenue (%)	49.63	45.65	46.30
Operating profit / total revenue (%)	32.19	35.96	35.11
Operating profit after depreciation and Interest / total revenue (%)	28.10	30.66	29.90
Depreciation and amortization / total revenue (%)	4.09	5.29	5.22
Other income / total revenue (%)	3.00	3.26	2.75
Provision for Investments / total revenue (%)	0.59	—	0.66
Profit before tax / total revenue (%)	30.51	33.92	31.99
Tax / total revenue (%)	4.81	5.56	5.55
Tax / PBT (%)	15.75	16.39	17.34
PAT from ordinary activities / total revenue (%)	25.70	28.36	26.44
Capital expenditure / total revenue (%) (LTM)	5.68	9.97	6.05
PAT from ordinary activities / average net worth (%) (LTM)	37.49	42.88	38.78
ROCE (PBIT/Average capital employed) (%) (LTM)	45.23	50.56	46.91
Return on invested capital (%) (LTM) *	76.65	73.49	79.86
Capital output ratio (LTM)	1.45	1.42	1.47
Invested capital output ratio (LTM) *	3.12	2.54	3.18
Balance sheet
Debt-equity ratio	—	—	—
Debtors turnover (Days) (LTM)	52	55	52
Current ratio	4.19	3.87	3.87
Cash and cash equivalents / total assets (%) *	58.16	47.41	57.28
Cash and cash equivalents / total revenue (%) (LTM) *	46.35	39.53	45.23
Depreciation/ average gross block (%) (LTM)	15.65	18.03	16.92
Technology investment / total revenue (%) (LTM)	3.53	3.16	3.62
Year on Year Growth (%) **
Export revenue	41	26	39
Total revenue	42	25	39
Operating profit	27	14	23
Net profit	28	14	19
EPS	28	14	18
Per-share data (period end)
Basic earnings per share from ordinary activities (Rs.)	41.98	32.76	144.68
Basic cash earnings per share from ordinary activities (Rs.)	48.66	38.88	173.22
Book value (Rs.)	473.94	347.12	431.84
Price / earning (LTM)	21.28	26.01	28.01
Price / cash earnings (LTM)	17.90	21.70	23.40
Price / book value	6.91	9.45	9.39
PE / EPS growth	0.76	1.86	1.52
Dividend per share (Rs.)	—	—	27.00

*	Investments in liquid funds have been considered as Cash and Cash equivalents for the purpose of above ratio analysis.

**	Denotes growth compared with figures of the corresponding period in the previous year.

LTM: Last Twelve Months

At a glance — US GAAP

	US $ millions, except as otherwise stated

	Quarter ended June 30,		Year ended
	2002	2003	March 31, 2003

For the period
Revenues	156.31	233.26	753.81
Operating income	46.44	64.03	218.64
Operating income / revenues (%)	29.71%	27.45%	29.00%
Net income	42.84	58.27	194.87
Net income / revenues (%)	27.41%	24.98%	25.85%
Basic earnings per equity share ($)	0.65	0.89	2.97
Cash dividend per equity share ($)	0.26	0.31	0.51
Capital expenditure	10.60	13.01	46.71
At the end of the period
Total assets	530.22	771.08	704.31
Property, plant and equipment-net	147.22	165.17	157.19
Cash and cash equivalents	235.47	381.12	354.36
Working capital	303.21	494.14	444.77
Total debt	—	—	—
Stockholders’ equity	469.47	678.36	626.00
Common stock	8.60	8.60	8.60
Market capitalization	4,459.79	4,674.58	5,648.50

Note: Market capitalization is calculated by considering the Indian market price for the shares outstanding at the period / year-end.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2003

Commission File Number 333-72195

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100 +91-80-852-0261.

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)

Not applicable

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we,” “us,” “our,” “Infosys” or the “Company” shall mean Infosys Technologies Limited. “Infosys” is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this Quarterly Report, all translations from Indian Rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 46.40 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.infosys.com, is not part of this Quarterly Report.

Forward-looking Statements May Prove Inaccurate

In addition to historical information, this Quarterly Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this Quarterly Report and in the Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

Part I – Financial information

Item 1. Financial statements
Consolidated balance sheets

	March 31, 2003 (1)	June 30, 2003
		(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$354,362,918	$381,122,431
Investments in liquid mutual fund units	–	21,548,714
Trade accounts receivable, net of allowances	109,119,856	121,875,899
Deferred tax assets	288,541	514,545
Prepaid expenses and other current assets	24,384,316	25,181,135
Unbilled revenue	19,702,186	21,338,663

Total current assets	507,857,817	571,581,387
Property, plant and equipment, net	157,194,190	165,168,590
Intangible assets, net	6,471,236	5,873,532
Deferred tax assets	7,264,885	7,566,810
Investments	4,613,833	3,262,407
Prepaid income taxes	4,452,678	123,229
Other assets	16,454,328	17,506,322

Total assets	$704,308,967	$771,082,277

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$426,611	$144,954
Client deposits	3,208,295	2,902,094
Other accrued liabilities	46,249,269	53,887,919
Income taxes payable	–	4,592,757
Unearned revenue	13,202,115	15,912,616

Total current liabilities	63,086,290	77,440,340
Non-current liabilities	5,217,758	5,280,172
Preferred stock of subsidiary
0.0005% Cumulative Convertible Preference Shares, par value $2 each, 4,375,000 preference shares authorized, issued and outstanding – 4,375,000 preference shares as of June 30, 2003	10,000,000	10,000,000
Stockholders’ Equity
Common stock, $0.16 par value; 100,000,000 equity shares authorized, issued and outstanding – 66,243,078 and 66,249,366 as of March 31, 2003 and June 30, 2003, respectively	8,602,909	8,603,587
Additional paid-in capital	127,042,751	127,398,522
Accumulated other comprehensive income	(31,444,835)	(15,433,919)
Deferred stock compensation	(2,817,066)	(1,745,376)
Retained earnings	524,621,160	559,538,951

Total stockholders’ equity	626,004,919	678,361,765

Total Liabilities and Stockholders’ Equity	$704,308,967	$771,082,277

(1)	March 31, 2003 balances were obtained from audited financial statements

Unaudited consolidated statements of income

	Three months ended June 30,
	2002	2003

Revenues	$156,314,869	$233,255,636
Cost of revenues (including amortization of stock compensation expenses of $729,994, and $628,907 for the three months ended June 30, 2002 and 2003 respectively	86,004,769	132,902,389

Gross profit	70,310,100	100,353,247

Operating expenses:
Selling and marketing expenses	11,297,734	17,402,555
General and administrative expenses	11,859,128	17,724,228
Amortization of stock compensation expense	513,954	442,783
Amortization of intangible assets	204,121	749,118

Total operating expenses	23,874,937	36,318,684

Operating income	46,435,163	64,034,563
Other income, net	5,096,520	5,300,780

Income before income taxes	51,531,683	69,335,343
Provision for income taxes	8,687,383	11,064,797

Net income	$42,844,300	$58,270,546

Earnings per equity share
Basic	$0.65	$0.89
Diluted	$0.64	$0.88
Weighted equity shares used in computing earnings per equity share
Basic	65,566,930	65,583,707
Diluted	66,374,341	66,076,979

See accompanying notes to the unaudited consolidated financial statements

Unaudited consolidated statements of stockholders’ equity and comprehensive income

	Common stock		Additional
			paid-in	Comprehensive
	Shares	Par value	capital	income

Balance as of March 31, 2002	66,186,130	$8,597,001	$123,079,948
Common stock issued	2,400	245	81,238
Cash dividends declared	—	—	—
Income tax benefit arising on exercise of stock options	—	—	40,843
Amortization of compensation related to stock option grants	—	—	—
Comprehensive income
Net income	—	—	—	$42,844,300
Other comprehensive income
Translation adjustment	—	—	—	(159,537)

Comprehensive income				$42,684,763

Balance as of June 30, 2002	66,188,530	$8,597,246	$123,202,029

Balance as of March 31, 2003	66,243,078	$8,602,909	$127,042,751

Common stock issued	6,288	678	229,042
Cash dividends declared	—
Income tax benefit arising on exercise of stock options			126,729
Amortization of compensation related to stock option grants
Comprehensive income
Net income				$58,270,546
Other comprehensive income
Translation adjustment				16,010,916

Comprehensive income				$74,281,462

Balance as of June 30, 2003	66,249,366	$8,603,587	$127,398,522

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	other			Total
	comprehensive	Deferred stock	Retained	stockholders’
	income	compensation	earnings	equity

Balance as of March 31, 2002	$(45,441,148)	$(7,620,600)	$363,764,165	$442,379,366
Common stock issued	—	—	—	81,483
Cash dividends declared	—	—	(16,956,889)	(16,956,889)
Income tax benefit arising on exercise of stock options	—	—	—	40,843
Amortization of compensation related to stock option grants	—	1,243,948	—	1,243,948
Comprehensive income
Net income	—	—	42,844,300	42,844,300
Other comprehensive income
Translation adjustment	(159,537)	—	—	(159,537)
Comprehensive income	—	—	—	—

Balance as of June 30, 2002	$(45,600,685)	$(6,376,652)	$389,651,576	$469,473,514

Balance as of March 31, 2003	$(31,444,835)	$(2,817,066)	$524,621,160	$626,004,919

Common stock issued	—	—	—	229,720
Cash dividends declared			(23,352,755)	(23,352,755)
Income tax benefit arising on exercise of stock options				126,729
Amortization of compensation related to stock option grants		1,071,690		1,071,690
Comprehensive income
Net income			58,270,546	58,270,546
Other comprehensive income
Translation adjustment	16,010,916			16,010,916
Comprehensive income

Balance as of June 30, 2003	$(15,433,919)	$(1,745,376)	$559,538,951	$678,361,765

See accompanying notes to the unaudited consolidated financial statements

Unaudited consolidated statements of cash flows

	Three months ended June 30,
	2002	2003

Operating Activities:
Net income	$42,844,300	$58,270,546
Adjustments to reconcile net income to net cash provided by operating activities
Gain on sale of property, plant and equipment	(3,380)	(2,128)
Depreciation	8,073,148	8,873,092
Amortization of intangible assets	204,121	749,118
Provision for investments	—	1,371,070
Deferred tax benefit	(138,794)	(343,977)
Amortization of deferred stock compensation expense	1,243,948	1,071,690
Changes in assets and liabilities
Trade accounts receivable	(15,915,743)	(9,972,987)
Prepaid expenses and other current assets	(2,539,168)	(1,688,480)
Unbilled revenue	(5,948,412)	(1,142,273)
Income taxes	3,476,773	9,015,497
Accounts payable	56,260	(288,414)
Client deposits	(612,993)	(379,554)
Unearned revenue	5,789,984	2,359,270
Other accrued liabilities	7,085,996	6,206,445

Net cash provided by operating activities	43,616,040	74,098,915

Investing Activities:
Expenditure on property, plant and equipment	(7,721,009)	(13,010,698)
Expenditure on intangible asset	(2,876,526)	—
Proceeds from sale of property, plant and equipment	28,065	53,209
Loans to employees	(2,561,614)	844,854
Purchase of investments	(54,378)	(114,932)
Investments in liquid mutual fund units	—	(21,551,724)

Net cash used in investing activities	(13,185,462)	(33,779,291)

Financing Activities:
Proceeds from issuance of common stock	81,483	229,720
Proceeds from issuance of preferred stock by subsidiary	10,000,000	—
Payment of dividends	(15,511,483)	(23,125,050)

Net cash used in financing activities	(5,430,000)	(22,895,330)

Effect of exchange rate changes on cash	(20,149)	9,335,219
Net increase in cash and cash equivalents during the period	24,980,429	26,759,513
Cash and cash equivalents at the beginning of the period	210,485,940	354,362,918

Cash and cash equivalents at the end of the period	$235,466,369	$381,122,431

Supplementary information:
Cash paid towards taxes	$5,351,346	$2,055,378
Non cash transaction (see Note 2.5)	$5,000,000	—

See accompanying notes to the unaudited consolidated financial statements

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1         Company overview and significant accounting policies

1.1      Company overview

Infosys Technologies Limited (“Infosys” or “the Company”) along with its majority owned and controlled subsidiary, Progeon Limited (“Progeon”) is a leading global information technology, or IT, services company. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry and business process management services.

1.2     Basis of preparation of financial statements

The accompanying consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Inter-company balances and transactions are eliminated on consolidation. All amounts are stated in U.S. dollars, except as otherwise specified.

Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2003.

1.3     Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the period. Examples of estimates include accounting for contract costs expected to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post-sales customer support and the useful lives of property, plant and equipment and intangible assets. Actual results could differ from those estimates.

1.4     Revenue recognition

The company derives revenues primarily from software development and related services, licensing of software products and from business process management services. Arrangements with customers for software development and related services are either on a fixed price, fixed timeframe or on a time and material basis. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-time frame contracts is recognized as per the percentage-of-completion method. Guidance has been drawn from paragraph 95 of Statement of Position (SOP) 97-2 to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance agreement.

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software products generally have three elements: license, implementation and Annual Technical Services (“ATS”). The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value (“VSOE”) has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognised as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both, the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

1.5     Cash and cash equivalents

The company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, cash on deposit with banks, and deposits with corporations.

1.6     Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years	Plant and equipment	5 years
Furniture and fixtures	5 years	Vehicles	5 years
Computer equipment	2-5 years

The cost of software purchased for internal use is accounted under SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under “Capital work-in-progress”.

1.7      Intangible assets

Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives of acquired rights in software applications to range between one through five years.

1.8     Impairment of long-lived assets

The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.9     Research and development

Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved.

1.10    Foreign currency translation

The accompanying financial statements are reported in U.S. dollars. The functional currency of the company is the Indian rupee (“Rs.”). The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as “Other comprehensive income”, a separate component of stockholders’ equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.11    Earnings per share

In accordance with Statement of Financial Accounting Standards (“SFAS”) 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

1.12    Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain. The income tax provision for the interim period is made based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

1.13    Fair value of financial instruments

The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.14    Concentration of risk

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By nature, all such financial instruments involve risk, including the credit risk of non-performance by counterparties. In management’s opinion, as of March 31, 2003 and June 30, 2003, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company’s cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.15    Retirement benefits to employees

1.15.1    Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”), covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, Infosys contributes to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

In accordance with the Payment of Gratuity Act, 1972, Progeon provides for gratuity, a defined benefit retirement plan covering eligible employees. The plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the gratuity plan are determined by actuarial valuation.

1.15.2    Superannuation

Apart from being covered under the Gratuity Plan described above, certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees Superannuation Fund Trust, based on a specified percentage of each covered employee’s salary. Infosys has no further obligations to the Plan beyond its monthly contributions.

Certain employees of Progeon are also participants of a defined contribution plan. The company makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. The company has no further obligations to the superannuation plan beyond its monthly provisions.

1.15.3  Provident fund

Eligible employees also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to the Government administered provident fund. There are no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

1.16    Investments

The company accounts by the equity method for investments between 20% and 50% or where it is otherwise able to exercise significant influence over the operating and financial policies of the investee. Investment securities in which the company controls less than 20% voting interest are currently classified as “available-for-sale securities”. Non-readily marketable equity securities for which there are no readily determinable fair values are recorded at cost.

Investment securities designated as “available-for-sale” are carried at their fair value. Fair value is based on quoted market prices. Unquoted securities are carried at cost, adjusted for declines in value judged to be other than temporary. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders’ equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend income is recognized when earned.

1.17    Stock-based compensation

The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed stock option plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. All stock options issued to date have been accounted as a fixed stock option plan.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three months ended June 30,
	2002	2003

Net income, as reported	$42,844,300	$58,270,546
Add: Stock-based employee compensation expense included in reported net income	1,243,948	1,071,690
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,289,512)	(14,843,692)
Pro forma net income	$27,798,736	$44,498,544
Earnings per share:
Basic – as reported	0.65	0.89
Basic – pro forma	0.42	0.68
Diluted – as reported	0.64	0.88
Diluted – pro forma	0.42	0.68

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended June 30,
	2002	2003

Dividend yield %	0.2%	0.2%
Expected life	1-5 years	1-5 years
Risk free interest rate	6%	5.7%
Volatility	60-75%	60-75%

1.18    Dividends

Dividend on common stock are recorded as a liability on the date of declaration by the stockholders.

1.19    Derivative financial instruments

On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into forward foreign exchange contracts where the counter party is generally a bank. The company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.20    Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentations. These reclassifications had no effect on reported earnings.

1.21    Recent accounting pronouncements

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverable (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. The Company believes that the adoption of the consensus will not have a material impact on the Company’s revenue recognition policies as the accounting for the revenue from a significant portion of the Company’s service offerings is governed by higher level GAAP literature.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51, that applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The company has assessed the implication of this interpretation and no impact is foreseen.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except specific situations and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The company is currently evaluating the impact of the Statement.

On May 15, 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer.

The Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The company adopted the provisions of the Statement on July 1, 2003 and on adoption, the company will continue to show the preferred stock of subsidiary outside of stockholders’ equity and will be reflected as part of non-current liabilities.

2       Notes to the consolidated financial statements

2.1     Cash and cash equivalents

The cost and fair values for cash and cash equivalents as of March 31, 2003 and June 30, 2003 are as follows:

	As of
	March 31, 2003	June 30, 2003

Cost and fair values
Cash and bank deposits	$283,302,326	$298,582,580
Deposits with corporations	71,060,592	82,539,851

	$354,362,918	$381,122,431

Cash and cash equivalents include restricted cash balances in the amount of $336,610 and $572,513 as of March 31, 2003 and June 30, 2003 respectively. The restrictions are primarily on account of unclaimed dividend.

2.2     Trade accounts receivable

Trade accounts receivable as of March 31, 2003 and June 30, 2003, net of allowance for doubtful accounts of $3,010,568 and $3,914,266 respectively, amounted to $109,119,856 and $121,875,899. The age profile of trade accounts receivable, net of allowances is given below.

	(In %)

	As of
	March 31, 2003	June 30, 2003

Period (in days)
0 – 30	65.8	73.5
31 – 60	29.0	11.6
61 – 90	3.9	8.9
More than 90	1.3	6.0

	100.0	100.0

2.3     Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of
	March 31, 2003	June 30, 2003

Rent deposits	$2,856,226	$2,997,264
Security deposits with service providers	2,814,216	2,368,321
Loans to employees	12,252,004	11,043,613
Prepaid expenses	5,209,907	7,998,185
Other current assets	1,251,963	773,752

	$24,384,316	$25,181,135

Other current assets represent advance payments to vendors for the supply of goods and rendering of services and certain costs incurred towards software. Deposits with service providers relate principally to leased telephone lines and electricity supplies.

2.4      Property, plant and equipment – net

Property, plant and equipment consist of the following:

	As of
	March 31, 2003	June 30, 2003

Land	$9,948,480	$10,190,760
Buildings	81,114,141	89,983,886
Furniture and fixtures	43,969,763	48,162,625
Computer equipment	77,299,299	83,695,718
Plant and equipment	47,832,904	54,388,594
Vehicles	73,995	75,798
Capital work-in-progress	16,281,831	9,795,252

	276,520,413	296,292,633
Accumulated depreciation	(119,326,223)	(131,124,043)

	$157,194,190	$165,168,590

Depreciation expense amounted to $8,073,148 and $8,873,092 for the three months ended June 30, 2002 and 2003 respectively. The amount of third party software expensed during the three months ended June 30, 2002 and 2003 was $3,216,055 and $2,888,825 respectively.

2.5     Intangible assets

During fiscal 2003, the company acquired the intellectual property rights of Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to US$ 3.47 million. The consideration has been recorded as an intangible asset, which is being amortized over two years representing management’s estimate of the useful life of the intellectual property.

The company also entered into an agreement with the Aeronautical Development Agency, India (“ADA”) for transferring the intellectual property rights in AUTOLAY, a commercial software application product used in the design of high performance structural systems. The company will pay the committed consideration of US$ 5 million within ten years of the contract date. The ownership of intellectual property in AUTOLAY transfers to the company on remittance of the consideration to ADA. The committed consideration of US$ 5 million is recorded as an intangible asset and is being amortized over five years, which is management’s estimate of the useful life. The amount payable to ADA is disclosed as a non-current liability as of March 31, 2003 and June 30, 2003 and as a non-cash transaction in the consolidated statement of cash flows.

As of June 30, 2003, intangible assets (net of accumulated amortization of $3,209,393) were $5,873,532.

2.6     Investments

The carrying value and the fair values of the Company’s investments are as follows:

	Carrying cost	Fair value

As of March 31, 2003
M-Commerce Ventures Pte Ltd – 80 units, each unit representing 1 Ordinary Share of S$1 each at par and 9 Redeemable Preference Shares of S$1 each at par, with a premium of S$1,110 per Redeemable Preference Share	$453,863	$453,863
CiDRA Corporation – 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	2,999,970	2,999,970
Workadia Inc., USA – 880,000 Series B Preferred Stock at $2.5 each, fully paid, par value $0.0005 each	660,000	660,000
Stratify, Inc. (formerly Purple Yogi Inc.) – 276,243 Series D Convertible Preferred Stock, At $1.81 each fully paid, par value $0.001 each	500,000	500,000

	$4,613,833	$4,613,833

	Carrying cost	Fair value

As of June 30, 2003
M-Commerce Ventures Pte Ltd – 100 units, each unit representing 1 Ordinary Share of S$1 each at par and 9 Redeemable Preference Shares of S$1 each at par, with a premium of S$1,110 per Redeemable Preference Share	$571,760	$571,760
CiDRA Corporation – 33,333 Series D Convertible Preferred Stock, at $90 each, fully paid, par value $0.01 each	1,925,402	1,925,402
Workadia Inc., USA – 880,000 Series B Preferred Stock at $2.5 each, fully paid, par value $0.0005 each	667,681	667,681
Stratify, Inc. (formerly Purple Yogi Inc.) – 276,243 Series D Convertible Preferred Stock, At $1.81 each fully paid, par value $0.001 each	97,564	97,564

	$3,262,407	$3,262,407

An amount of $619,161 received from Workadia Inc. towards recovery of investment is accounted as “other advances received,” pending clearance from regulatory authorities for setting-off against the investment.

2.7     Other assets

Other assets represent the non-current portion of loans to employees.

2.8     Related parties

The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees.

The required repayments of loans by employees are as detailed below.

	As of
	March 31, 2003	June 30, 2003

Year ending March / June
2004	$12,252,004	$11,043,613
2005	4,298,780	4,318,398
2006	3,206,683	3,533,739
2007	2,416,202	2,753,456
2008	2,099,781	2,465,040
Thereafter	4,432,882	4,435,689

	$28,706,332	$28,549,935

The estimated fair values of related party receivables amounted to $24,422,419 and $24,007,933 as of March 31, 2003 and June 30, 2003 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9     Other accrued liabilities

Other accrued liabilities comprise the following:

	As of
	March 31, 2003	June 30, 2003

Accrued compensation to staff	$25,382,793	$29,664,576
Accrued dividends	336,610	572,513
Provision for post sales client support	1,015,022	1,075,992
Employee withholding taxes payable	4,964,118	4,844,009
Provision for expenses	12,196,810	15,138,142
Retainage	1,120,938	1,260,077
Others	1,232,978	1,332,610

	$46,249,269	$53,887,919

2.10    Stockholders’ equity

Infosys has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and market prices of equity shares are retroactively restated to reflect stock splits made. The rights of equity shareholders are set out below.

2.10.1  Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (“ADS”) carry similar rights to voting and dividends as the other equity shares. Two ADSs represent one underlying equity share.

2.10.2  Dividends

Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

2.10.3  Liquidation

In the event of liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

2.10.4  Stock options

There are no voting, dividend or liquidation rights to the holders of warrants issued under the company’s stock option plans.

2.11    Share capital of Progeon

In April 2002, Progeon issued 12,250,000 equity shares of par value $0.20 per share to its holding company, Infosys, in exchange for an aggregate consideration of $2,500,000 (“First Tranche subscription”). In terms of the stock subscription agreement between Infosys, Citicorp International Finance Corporation (“CIFC”) and Progeon, Infosys is also required to subscribe to an additional 12,250,000 equity shares in Progeon during calendar year 2003.

On June 14, 2002, Progeon issued 4,375,000 0.0005% cumulative convertible preference shares to CIFC at an issue price of $2.28 (equivalent to Rs. 112) per share, in exchange for an aggregate consideration of $10,000,000. Unless earlier converted, pursuant to an agreement between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) date or (ii) September 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any of a decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $0.20 each. The dividend on the preference shares for the period ended June 30, 2003 is payable.

Each holder of these cumulative convertible preference shares is entitled to receive notice of, and to attend, any shareholders’ meeting and shall be entitled to vote together with holders of equity shares on any matters that affect their rights as preference shareholders including any resolution for winding up the company or for the repayment or reduction of the company’s share capital.

In the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, each holder of the preference shares will be paid a dollar equivalent of Rs. 112 per preference share, as adjusted for stock dividends, combinations, splits, recapitalizations and the like, in preference to any distribution of any assets of the company to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

2.12    Other income, net

Other income, net, consists of the following:

	Three months ended June 30,
	2002	2003

Interest income	$3,620,516	$4,963,795
Exchange gains	1,328,421	1,576,781
Provision for investments	—	(1,371,070)
Others	147,583	131,274

	$5,096,520	$5,300,780

Provision for investments include write-downs to the company’s investments in CiDRA Corporation ($1.0 million) and Stratify Inc ($0.4 million). These write- downs were required due to the non-temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of these entities which have been indicative of their current fair value.

2.13 Research and development

General and administrative expenses in the accompanying statements of income include research and development expenses of $705,122 and $1,222,577 for June 30, 2002 and 2003 respectively.

2.14 Employees’ Stock Offer Plans (“ESOP”)

In September 1994, the company established the 1994 plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the “Trust”). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options / stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $1,243,948 and $1,071,690 for the three months ended June 30, 2002 and 2003 respectively. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

1998 Employees Stock Offer Plan (the “1998 Plan”). The company’s 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 ADS to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising five members, all of whom are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

1999 Stock Offer Plan (the “1999 Plan”). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising five members, all of whom are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price that is not less than Fair Market Value (“FMV”). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 plan are exercisable for equity shares.

The options under the 1998 Plan and 1999 Plan vest over a period of one through four years and expire 5 years from the date of completion of vesting.

The activity in the warrants / equity shares of the 1994, 1998 and 1999 ESOP in fiscal 2001, 2002 and 2003 are set out below.

	Three months ended June 30,
	2002		2003

	Shares	Weighted	Shares	Weighted
	arising	average	arising	average
	out of options	exercise price	out of options	Exercise price

1994 Option Plan
Outstanding at the beginning of the period	321,400	—	318,200	—
Granted	—	—	—	—
Forfeited	(2,200)	$1.15		$1.15
Exercised			—	—

Outstanding at the end of the period	319,200		318,200

Exercisable at the end of the period	—	—		—
Weighted average fair value of grants
During the period at less than market		—	—	—
1998 Option Plan
Outstanding at the beginning of the period	1,131,247	—	1,251,703
Granted	68,250	$119	26,900	$84
Forfeited	(8,333)	$122	(55,147)	$144
Exercised	(2,400)	$34	(6,258)	$36

Outstanding at the end of the period	1,188,764		1,217,198

Exercisable at the end of the period	202,893	—	329,238
Weighted – average fair value of options granted during the period		$31		$22
1999 Option Plan
Outstanding at the beginning of the period	4,668,815		5,061,171
Granted	66,700	$67	151,050	$62
Forfeited	(39,742)	$101	(76,430)	$96
Exercised	—		(30)	$56

Outstanding at the end of the period	4,695,773		5,135,761

Exercisable at the end of the period	594,507	—	1,445,830
Weighted-average fair value of options granted during the period		$32		$27

The following table summarizes information about stock options outstanding as of June 30, 2003

	Options Outstanding			Options Exercisable
Range of	No. of shares	Weighted average	Weighted	No. of shares	Weighted
exercise prices	arising out of	remaining contractual	average	arising out of	average
per share ($)	options	life in years	exercise price	options	exercise price

1994 Plan
1.15	318,200	1.23	$1.15	—	—

1998 Plan
34 - 50	92,300	3.69	$34	92,300	$34
51 - 100	283,709	6.47	$84	16,708	$86
101- 150	344,505	6.90	$125	26,305	$133
151- 200	354,934	5.38	$190	131,090	$189
201- 300	67,075	5.37	$240	21,045	$240
301- 400	59,325	4.87	$324	32,580	$323
401- 660	15,350	4.67	$514	9,210	$514

	1,217,198			329,238

1999 Plan
51 - 100	3,398,825	5.96	$74	776,460	$83
101- 150	1,331,596	5.45	$125	536,650	$126
151- 200	399,240	5.18	$164	129,060	$165
201- 250	6,100	4.76	$221	3,660	$221

	5,135,761			1,445,830

Progeon’s 2002 Plan provides for the grant of stock options to employees of the company and was approved by its board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of the company. The 2002 Plan provides for the issue of 5,250,000 equity shares to employees, at an exercise price, which shall not be less than FMV. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan. Options to purchase 1,801,175 shares of Progeon, are outstanding as of June 30, 2003. There were no grants, forfeitures or exercises on these grants during the three months ended June 30, 2003. The outstanding options have a weighted average remaining contractual life of 9.09 years and weighted average exercise price of $0.69. No options were exercisable as of June 30, 2003.

2.15 Income taxes

The provision for income taxes comprises:

	Three months ended June 30,
	2002	2003

Current taxes:
Domestic taxes	$3,326,192	$3,179,879
Foreign taxes	5,499,985	8,228,895

	8,826,177	11,408,774

Deferred taxes:
Domestic taxes	(10,014)	11,971
Foreign taxes	(128,780)	(355,948)
	(138,794)	(343,977)

Aggregate taxes	$8,687,383	$11,064,797

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the financial statement items that created these differences are as follows:

	As of
	March 31, 2003	June 30, 2003

Deferred tax assets:
Property, plant and equipment	$4,719,124	$5,021,552
Provision for doubtful debts	1,093,701	1,019,590
Investments	2,545,761	2,827,586

	8,358,586	8,868,728
Less: Valuation allowance	(614,004)	(605,797)

	7,744,582	8,262,931
Deferred tax liability on exchange gains	(191,156)	(181,576)

Net deferred tax assets	$7,553,426	$8,081,355

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation allowance at June 30, 2003. The valuation allowance relate to provision for doubtful debts and investments. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

All deferred tax expenses / (benefits) are allocated to the continuing operations of the company.

The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as “Software Technology Parks” (the “STP Tax Holiday”); and (ii) a tax deduction for profits derived from exporting computer software (the “Export Deduction”). All but one of the company’s software development facilities are located in designated Software Technology Parks (“STP”). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Finance Act 2002 provided that the exempt income from an export oriented undertaking, for fiscal 2003 be restricted to 90% of its export income. Additionally, the Export Deduction is being phased out equally over a period of five years starting from fiscal 2000.

The company is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch’s net profit during the year is greater than the increase in the net assets of the company’s U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. The company has not triggered the BPT and intends to maintain the current level of its net assets in the U.S., as it is consistent with its business plan. Accordingly, a BPT provision has not been recorded.

2.16 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 30,
	2002	2003

Basic earnings per equity share – weighted average number of common shares outstanding excluding unallocated shares of ESOP	65,566,930	65,583,707
Effect of dilutive common equivalent shares – stock options outstanding	807,411	493,272

Diluted earnings per equity share – weighted average number of common shares and common equivalent shares outstanding	66,374,341	66,076,979

Options to purchase 947,549 shares under the 1998 Plan and 3,730,280 shares under the 1999 Plan were not considered for calculating diluted earnings per share for the three months ended June 30, 2003 as their effect was antidilutive.

2.17 Derivative financial instruments

The Company enters into forward foreign exchange contracts where the counter party is generally a bank. The Company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $88,000,000 and $274,500,000 as of March 31, 2003 and June 30, 2003, respectively. The foreign forward exchange contracts mature between one to six months.

2.18 Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company’s operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company’s performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (“telecom”) and retail industries, and others such as utilities, transportation and logistics companies.

Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Allocated expenses of the geographic segments include expenses incurred for rendering services from the company’s offshore software development centres and on-site expenses. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and adjusted only against the total income of the company.

Fixed assets used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.18.1 Industry segments

Three months ended June 30, 2002

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$57,624,002	$25,687,049	$23,741,447	$18,101,706	$31,160,665	$156,314,869
Identifiable operating expenses	23,998,076	11,051,170	7,895,059	5,975,232	11,059,874	59,979,411
Allocated expenses	16,016,037	6,341,160	5,860,865	4,468,626	7,692,390	40,379,078
Segmental operating income	17,609,889	8,294,719	9,985,523	7,657,848	12,408,401	55,956,380
Unallocable expenses						9,521,217
Operating income						46,435,163
Other income, net						5,096,520
Income before income taxes						51,531,683
Provision for income taxes						8,687,383

Net income						$42,844,300

Three months ended June 30, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total

Revenues	$87,247,069	$36,365,929	$34,136,126	$27,150,488	$48,356,024	$233,255,636
Identifiable operating expenses	37,978,884	15,499,398	14,259,625	9,701,134	19,715,236	97,154,277
Allocated expenses	23,603,231	9,228,775	9,379,200	6,890,124	12,271,566	61,372,896
Segmental operating income	25,664,954	11,637,756	10,497,301	10,559,230	16,369,222	74,728,463
Unallocable expenses						10,693,900
Operating income						64,034,563
Other income, net						5,300,780
Income before income taxes						69,335,343
Provision for income taxes						11,064,797

Net income						$58,270,546

2.18.2 Geographic segments

Three months ended June 30, 2002

	North America	Europe	India	Rest of the World	Total

Revenues	$112,948,058	$30,152,941	$2,880,770	$10,333,100	$156,314,869
Identifiable operating expenses	44,304,784	11,120,956	1,202,559	3,351,112	59,979,411
Allocated expenses	28,365,671	7,517,730	1,235,357	3,260,320	40,379,078
Segmental operating income	40,277,603	11,514,255	442,854	3,721,668	55,956,380
Unallocable expenses					9,521,217
Operating income					46,435,163
Other income, net					5,096,520
Income before income taxes					51,531,683
Provision for income taxes					8,687,383

Net income					$42,844,300

Three months ended June 30, 2003

	North America	Europe	India	Rest of the World	Total

Revenues	$174,266,453	$40,677,433	$4,958,804	$13,352,946	$233,255,636
Identifiable operating expenses	74,163,806	16,372,187	2,199,582	4,418,702	97,154,277
Allocated expenses	46,251,045	10,474,781	1,258,422	3,388,648	61,372,896
Segmental operating income	53,851,602	13,830,465	1,500,800	5,545,596	74,728,463
Unallocable expenses					10,693,900
Operating income					64,034,563
Other income, net					5,300,780
Income before income taxes					69,335,343
Provision for income taxes					11,064,797

Net income					$58,270,546

2.18.3 Significant clients

No clients individually accounted for more than 10% of the revenues in the three months ended June 30, 2002 and 2003.

2.19 Commitments and contingencies

The company has outstanding performance guarantees for various statutory purposes totaling $1,681,044 and $1,640,086 as of March 31, 2003 and June 30, 2003, respectively. These guarantees are generally provided to governmental agencies.

2.20 Litigation

The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. Legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

Item 2.       Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “seek,” “should,” “will” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in this Quarterly Report. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date of this Quarterly Report. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

We are a leading global IT services company founded in 1981, and headquartered in Bangalore, India. We provide end-to-end business solutions that leverage technology, thus enabling our clients to enhance business performance. Our solutions span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration, package evaluation, and implementation. In addition, we offer software products for the banking industry and we also offer business process management services through our majority-owned subsidiary, Progeon Limited, which typically include offsite customer relationship management, finance and accounting, administration and sales order processing functions.

We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. Our revenues grew from $121.0 million in fiscal 1999 to $753.8 million in fiscal 2003, representing a compound annual growth rate of 58.0%. Our net income grew from $17.5 million, after a one-time stock compensation expense to $194.9 million during the same period, representing a compound annual growth rate of 83.0%. Our revenue growth is attributable to a number of factors, including an increase in the size and number of projects for existing and new clients. In fiscal 2003 and the three months ended June 30, 2003, 91.9% and 97.7% of our revenue came from repeat business, which we define as revenue from a client who also contributed to our revenue during the prior fiscal year. Between June 30, 1999 and June 30, 2003 our total employees grew from approximately 3,940 to approximately 17,100, representing a compound annual growth rate of 44.3%. As of June 30, 2003, we had approximately 17,100 employees. In addition, Progeon Limited had approximately 880 employees as of June 30, 2003.

We use a distributed project management methodology that we refer to as our Global Delivery Model. We divide projects into components that we execute simultaneously at client sites and at our geographically dispersed development centers in India and around the world. Our Global Delivery Model allows us to efficiently execute projects across time zones and development centers, thereby optimizing our cost structure. We also offer a secure and redundant infrastructure for all client data. We earned 73.0% of our total revenues from North America, 17.7% from Europe, 2.1% from India and 7.2% from the rest of the world for fiscal 2003.

Our revenues are generated principally from IT services provided on either a time-and-materials or a fixed-price, fixed-timeframe basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-timeframe basis are recognized pursuant to the percentage of completion method. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe, basis can be terminated with or without cause, without penalties and with short notice periods between zero and 90 days. Since we collect revenues on contracts as portions of the contracts are completed, terminated contracts are only subject to collection for portions of the contract completed through the time of termination. Our contracts do not contain specific termination-related penalty provisions. In order to manage and anticipate the risk of early or abrupt contract terminations, we monitor the progress on all contracts and change orders according to their characteristics and the circumstances in which they occur. This includes a focused review of our ability and our client’s ability to perform on the contract, a review of extraordinary conditions that may lead to a contract termination, as well as historical client performance considerations. Since we also bear the risk of cost overruns and inflation with respect to fixed-price, fixed- timeframe projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Losses on contracts, if any, are provided for in full in the period when determined. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also generate revenue from software application products, including banking software. Such software products represented 4.6% of our total revenues for fiscal 2003 and 3.6% for the three months ended June 30, 2003.

We have also experienced pricing pressure from our clients, especially during the recent economic downturn, which has adversely affected our revenues, margins and gross profits. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates. We attempt to use fixed-price agreements for work where the specifications are complete, so individual rates are not negotiated. We are also adding new services at higher price points and where more value is added for our clients.

Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, overseas travel expenses, cost of software purchased for internal use, subcontracting costs, data communications expenses and computer maintenance. We depreciate our personal computers and servers over two years and mainframe computers over three years. Third party software is written off over the estimated useful life. Cost of revenues also includes amortization of deferred stock compensation expense arising from option grants relating to the 1994 stock option plan which have been accounted for under the intrinsic value method.

We typically assume full project management responsibility for each project that we undertake. Approximately 68.5% of the total billed person months during the three months ended June 30, 2003 was performed at our global development centers in India, and the balance of the work was performed at client sites and global development centers located outside India. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation and other expenses for work performed at client sites and global development centers located outside India. Services performed at a client site or global development centers located outside India typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, our total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed offshore. Additionally, any increase in work performed at client sites or global development centers located outside India can decrease our gross profits. We hire subcontractors on a limited basis from time to time for our own IT development needs, and we do not perform subcontracted work for other IT service providers. For fiscal 2003 and the three months ended June 30, 2003, approximately 3.8% and 4.3% of our cost of revenues was attributable to subcontracting costs. We do not anticipate that our subcontracting needs will increase significantly as we expand our business.

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization as the proportion of total billed person months to total available person months excluding support personnel. We manage utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to size, complexity, duration, and demands of the project. An unanticipated termination of a significant project could also cause us to experience lower IT professional utilization resulting in a higher than expected number of unassigned IT professionals. In addition, we do not fully utilize our IT professionals when they are enrolled in training programs, particularly our 14-week training course for new employees. Because a large percentage of new hires begin their initial training in the second fiscal quarter, our utilization rates have historically been lower in the second and third quarters of our fiscal year.

Selling and marketing expenses represent 5.0%, 5.0%, 7.4% and 7.5% of total revenues for fiscal 2001, 2002, 2003 and the three months ended June 30, 2003. Our selling and marketing expenses primarily consist of expenses relating to salaries of sales and marketing personnel, travel, brand building, sales and marketing offices and telecommunication. We have recently decided to increase our selling and marketing expenses as a percentage of revenues to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients. During fiscal 2003, we redeployed certain employees from our delivery function to sales and marketing. Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, legal and other professional fees, telecommunications, utilities and other miscellaneous administrative costs.

Our amortization of stock compensation expense consists of the portion of amortization expenses which have not been included in cost of revenues. The non- cash compensation expense arises from option grants relating to the 1994 stock option plan which have been accounted for under the intrinsic value method.

Our amortization of intangible assets consists of non-cash expenses arising from the acquisition of intellectual property rights. We amortize intellectual property rights over a period of one through five years.

Other income includes interest income, foreign currency exchange gains / losses and provisions for losses on investments.

Our functional currency is the Indian rupee and the financial statements included in this Quarterly Report are reported in U.S. dollars. The translation of rupees to dollars is performed for the balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income.

Generally, Indian law requires residents of India to repatriate any foreign currency earnings to India to control the exchange of foreign currency. More specifically, Section 8 of the Foreign Exchange Management Act, or FEMA, requires an Indian company to take all reasonable steps to realize and repatriate into India all foreign exchange earned by the company outside India, within such time periods and in the manner as specified by the Reserve Bank of India, or RBI. The RBI has promulgated guidelines that require the company to repatriate any realized foreign exchange back to India, and either:

•	sell it to an authorized dealer for rupees within seven days from the date of receipt of the foreign exchange;

•	retain it in a foreign currency account such as an Exchange Earners Foreign Currency, or EEFC, account with an authorized dealer; or

•	use it for discharge of debt or liabilities denominated in foreign exchange.

We typically collect our earnings and pay expenses denominated in foreign currencies using a dedicated foreign currency account located in the local country of operation. In order to do this, we are required to, and have obtained, special approval from the RBI to maintain a foreign currency account in overseas countries like the United States. However, the RBI approval is subject to limitations, including a requirement that we repatriate all foreign currency in the account back to India within a reasonable time, except an amount equal to our local monthly operational costs of our overseas branch and personnel. We currently pay such expenses and repatriate the remainder of the foreign currency to India on a regular basis. We have the option to retain those in an EEFC account (foreign currency denominated) or an Indian-rupee-denominated account. We convert substantially all of our foreign currency to rupees to fund operations and expansion activities in India.

Our failure to comply with these regulations could result in RBI enforcement actions against us.

Income taxes

Our net income earned from providing services outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, our operations have been subject to relatively lower tax liabilities. These tax incentives include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services. We can use either of these two tax incentives. As a result of these two tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. These tax incentives resulted in a decrease in our income tax expense of $57.3 million, $67.3 million, $71.9 million and $23.9 million for fiscal 2001, 2002, 2003 and the three months ended June 30, 2003 compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any.

The Finance Act, 2000 phases out the ten-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning April 1, 2000.

When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability. As a result of such tax incentives, our effective tax rate for the three months ended June 30, 2003 was 16.0% and our Indian statutory tax rate for the same period was 35.9%.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

				Three Months
	Fiscal			Ended June 30,

	2001	2002	2003	2002	2003

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues including amortization of stock compensation expenses	52.4	53.8	55.4	55.0	57.0
Gross profit	47.6	46.2	44.6	45.0	43.0
Operating Expenses:
Selling and marketing expenses	5.0	5.0	7.4	7.2	7.5
General and administrative expenses	8.9	8.1	7.7	7.6	7.6
Amortization of stock compensation expenses	0.4	0.3	0.3	0.3	0.2
Amortization of intangible assets	—	—	0.3	0.1	0.3

Total operating expenses	14.3	13.4	15.7	15.2	15.6

Operating income	33.3	32.8	28.9	29.8	27.4
Other income, net	2.3	2.5	2.4	3.3	2.3

Income before income taxes	35.6	35.3	31.3	33.1	29.7
Provision for income taxes	3.7	5.1	5.5	5.6	4.7

Net income	31.9%	30.2%	25.8%	27.5%	25.0%

Results for three months ended June 30, 2003 compared to the three months ended June 30, 2002

Revenues. Our revenues were $233.3 million for the three months ended June 30, 2003, representing an increase of $77.0 million, or 49.3% over revenues of $156.3 million for the three months ended June 30, 2002. This increase was attributable to an increase in billed person months of 56.3%, offset by a 7.0% decrease in prices at which contracts were executed. Revenues continued to increase in most segments of our services. The increase in revenues was attributable, in part, to an increase in business from existing clients and from certain new clients, particularly in the financial services industries and to a lesser extent, from clients in other industries, including utilities and logistics. Our financial services clients comprised 37.4% and 36.9% of revenues for each of the three months ended June 2003 and 2002, while our clients in other industries comprised 20.7% and 19.9% of revenues for each of the three months ended June 30, 2003 and 2002. Sales of our software products represented 3.6% of our total revenues for the three months ended June 30, 2003, as compared to 3.8% for the three months ended June 30, 2002. Revenues from services represented 96.4% of total revenues for the three months ended June 30, 2003, as compared to 96.2% for the three months ended June 30, 2002. Revenues from fixed-price, fixed-timeframe contracts and from time-and-materials contracts represented 35.9% and 64.1% of total revenues for the three months ended June 30, 2003, as compared to 35.5% and 64.5% for the three months ended June 30, 2002. Revenues from North America, Europe, India and the rest of the world represented 74.7%, 17.4%, 2.1% and 5.8% of total revenues for the three months ended June 30, 2003 as compared to 72.3%, 19.3%, 1.8% and 6.6% for the three months ended June 30, 2002.

Cost of Revenues. Our cost of revenues was $132.9 million for the three months ended June 30, 2003, representing an increase of $46.9 million, or 54.5%, over our cost of revenues of $ 86.0 million for the three months ended June 30, 2002. Cost of revenues represented 57.0% and 55.0% of total revenues for the three months ended June 2003 and 2002. This increase in our cost of revenues was partially attributable to increases of approximately $12.1 million in compensation of new hires and approximately $25.9 million in increased existing salaries and larger onsite presence; foreign travel costs of approximately $1.6 million; software purchased for own use approximately of $0.9 million; depreciation expenses of approximately $0.8 million and professional charges of approximately $4.5 million paid to sub-contractors. Cost of revenues includes amortization of stock compensation expense of $0.6 million and $0.7 million for the three months ended June 30, 2003 and 2002.

Gross Profit. As a result of the foregoing, our gross profit was $100.4 million for the three months ended June 30, 2003, representing an increase of $30.1 million, or 42.8%, over our gross profit of $70.3 million for the three months ended June 30, 2002. As a percentage of revenues, gross profit decreased to 43.0% for the three months ended June 30, 2003 from 45.0% for the three months ended June 30, 2002. This decrease was attributable to a 54.5% increase in cost of revenues from the three months ended June 30, 2002 to the three months ended June 30, 2003, offset by a 49.3% increase in revenues in the same period.

As a result of the continued uncertainty and weakness in the global economic and political environment, companies continue to seek to outsource their IT spending offshore to companies like ours and therefore our client base and revenues have continued to grow. However, we continue to experience erosion in our gross profit with significant pricing pressures in our core service offerings, as a result of clients’ needs to reduce their costs and the increased competitive environment among IT companies. We expect these conditions to continue in the next few quarters.

In response to the continued pricing pressures and increased competition for outsourcing clients, we continue to focus on expanding our service offerings into areas with higher and sustainable price margins, on managing our cost structure, and on anticipating and correcting for decreased demand, and skill and pay level imbalances in our personnel. Our immediate measures have included increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed or non-billable IT professionals. We also seek to reduce infrastructure and corporate expenses through deferral of certain non-critical expansion initiatives and reductions in our third party vendor pricing plans.

As a result of our efforts to manage our cost structure, our gross profit as a percentage of revenues remained at 43.0% for the three months ended June 30, 2003 and the three months ended March 31, 2003. While we continue to focus on such measures and anticipate they will support our recent erosion in gross profits, we cannot assure you that such measures will continue to have a substantial or significant impact on our gross profits.

Selling and Marketing Expenses. We incurred selling and marketing expenses of $17.4 million in the three months ended June 30, 2003, representing an increase of $6.1 million, or 54.0%, over the $11.3 million spent in the three months ended June 30, 2002. As a percentage of total revenues, selling and marketing expenses were 7.5% and 7.2% for the three months ended June 30, 2003 and 2002. The number of our sales offices increased to 30 as of June 30, 2003 from 28 as of June 30, 2002, and the number of our sales and marketing personnel increased to 275 as of June 30, 2003, from 152 as of June 30, 2002. The increase in selling and marketing expenses is mainly attributable to increases of approximately $4.8 million in personnel costs of selling and marketing employees, and $0.6 million in travel expenses.

General and Administrative Expenses. Our general and administrative expenses were $17.7 million for the three months ended June 30, 2003, representing an increase of $5.8 million, or 48.7%, over general and administrative expenses of $11.9 million for the three months ended June 30, 2002. General and administrative expenses as a percentage of total revenues remained at 7.6% for the three months ended June 30, 2003 and 2002. The increases in general and administrative expenses were primarily attributable to increases of approximately $1.3 million for compensation costs, $0.8 million in telecommunication charges, $0.5 million for office maintenance, $0.7 million for insurance expenses and $0.7 million for provision for bad debts. The factors that affect the fluctuations in our provisions for bad debts and write offs of uncollectible accounts include the financial health and economic environment of our clients. We specifically identify the credit risk and then make the provision. No one client has contributed significantly to a loss, and we have had no significant changes in our collection policies or payment terms.

Amortization of Stock Compensation Expenses. Amortization of stock compensation expenses was $0.4 million and $0.5 million for the three months ended June 30, 2003 and 2002.

Amortization of Intangible Assets. Amortization of intangible assets was $0.8 million for the three months ended June 30, 2003, representing amortization of certain intellectual property rights we acquired through purchases and licenses of software during fiscal 2003. We recorded amortization of intangible assets of $0.2 million during the three months ended June 30, 2002.

Operating Income. Our operating income was $64.0 million for the three months ended June 30, 2003 representing an increase of $17.6 million, or 37.9%, over our operating income of $46.4 million for three months ended June 30, 2002. As a percentage of revenues, operating income decreased to 27.4% for the three months ended June 30, 2003 from 29.8% for the three months ended June 30, 2002.

Other Income. Other income was $5.3 million for the three months ended June 30, 2003 representing an increase of $0.2 million, or 3.9%, over other income of $5.1 million for the three months ended June 30, 2002. Other income includes interest income of $5.0 million and $3.6 million for the three months ended June 30, 2003 and 2002. Other income also includes foreign currency exchange gains of $1.6 million and $1.3 million for the three months ended June 30, 2003 and 2002. The increase in other income was offset by a provision for loss on investments of $1.4 million for the three months ended June 30, 2003.

In the three months ended June 30, 2003, we provided for write downs to our investments in the aggregate amount of approximately $1.4 million. These included approximately $1.0 million for investments in CiDRA Corporation and $0.4 million for Stratify, Inc. These write-downs were required due to the non- temporary impact of adverse market conditions on these entities’ business models and contemporary transactions on the securities of these entities which have been indicative of their current fair value.

Provision for Income Taxes. Our provision for income taxes was $11.1 million for three months ended June 30, 2003, representing an increase of $2.4 million, or 27.6%, over our provision for income taxes of $8.7 million for the three months ended June 30, 2002. Our effective tax rate decreased to 16.0% for the three months ended June 30, 2003 from 16.9% for the three months ended June 30, 2002. The decrease is primarily attributable to a one-time tax on 10% of the profits generated by our operations located in software technology parks in fiscal 2003. These operations are subject to a 100% tax holiday in the current fiscal year.

Net Income. Our net income was $58.3 million for the three months ended June 30, 2003, representing an increase of $15.5 million, or 36.2% over our net income of $42.8 million for the three months ended June 30, 2002. As a percentage of total revenues, net income decreased to 25.0% for the three months ended June 30, 2003 from 27.5% for the three months ended June 30, 2002.

Liquidity and Capital Resources

Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds from the sale of equity. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares in India. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999 we raised $70.4 million in gross aggregate proceeds from our initial U.S. public offering of ADSs.

As of June 30, 2003, we had $381.1 million in cash and cash equivalents, $21.5 million invested in liquid mutual funds, $494.1 million in working capital and no outstanding bank borrowings or long term debt. We believe that a sustained reduction in IT spending, a longer sales cycle, and a continued economic downturn in any of the various industry segments in which we operate, could result in a decline in our revenue and negatively impact our liquidity and cash resources. Net cash provided by operating activities was $74.1 million and $43.6 million for the three months ended June 30, 2003 and 2002. Net cash provided by operations consisted primarily of net income and increases in unearned revenues, offset in part by an increase in accounts receivable and unbilled revenues. Accounts receivable as a percentage of the last 12-month revenues represented 14.7% and 14.8% as of June 30, 2003 and 2002.

Prepaid expenses and other current assets increased by $1.7 million during the three months ended June 30, 2003, as compared to a $2.5 million increase during the three months ended June 30, 2002. There has also been an increase in unbilled revenues by $1.1 million and $5.9 million during the three months ended June 30, 2003 and 2002 respectively, as a result of an increase in the proportion of fixed-price, fixed-timeframe projects. Unbilled revenues represent revenues that are recognized but not yet invoiced. Other accrued liabilities increased by $6.2 million and $7.1 million during the three months ended June 30, 2003 and 2002, primarily due to increases in our accrued employee compensation and provisions for expenses.

The increase in unearned revenues was $2.4 million during the three months ended June 30, 2003 compared to $5.8 million during the three months ended June 30, 2002. These changes resulted primarily from advance client billings on fixed-price, fixed-timeframe contracts for which related costs were not yet incurred. The proportion of fixed-price, fixed-timeframe contracts under which we were entitled to bill clients in advance increased to 35.9% for the three months ended June 30, 2003 from 35.5% for the three months ended June 30, 2002.

Net cash used in investing activities was $33.8 million and $13.2 million for the three months ended June 30, 2003 and 2002. Net cash used in investing activities, relating to our acquisition of additional property, plant and equipment for the three months ended June 30, 2003 and 2002, was $13.0 million and $7.7 million. Additionally, we acquired intangible assets in the amount of $2.9 million during the three months ended June 30, 2002. During the three months ended June 30, 2003, we invested $21.6 million in liquid mutual fund units.

We provide various loans primarily to employees in India who are not executive officers or directors, including car loans, home loans, personal computer loans, telephone loans, medical loans, marriage loans, personal loans, salary advances, education loans and loans for rental deposits. All of these loans, except for the housing and car loans, are available to all of our employees, who are not executive officers or directors, in India. Housing and car loans are available only to middle level managers, senior managers and non-executive officers. The loan program is designed to assist our employees and increase employee satisfaction. These loans are generally collateralized against the assets of the loan and the terms of the loans range from 12 to 100 months. In the aggregate, these loans represented approximately $28.7 million and $28.5 million as of March 31, 2003 and June 30, 2003.

Net cash used in financing activities for the three months ended June 30, 2003 was $22.9 million, primarily comprised of $23.1 million of dividend payments. During the three months ended June 30, 2002 net cash used in financing activities was $5.4 million, primarily consisting of $10.0 million raised by the issuance of preferred stock by our subsidiary, offset by dividend payments of $15.5 million. As of June 30, 2003, we had contractual commitments for capital expenditure of $16.0 million. These commitments include approximately $11.8 million in domestic purchases and $4.2 million in imports and overseas commitments for hardware, supplies and services to support our operations generally, which we expect to be completed by December 2003. We estimate additional capital expenditure of approximately $9.7 million will be made for the construction of a business continuity and disaster recovery center to be located in Mauritius, which we expect to be completed by the third calendar quarter of 2003.

We have provided information to the public regarding forward looking guidance on our business operations. This information is consistent with market expectations.

Reconciliation between Indian and U.S. GAAP

All financial information in this Quarterly Report is presented in U.S. GAAP, although we also report for Indian statutory purposes under Indian GAAP. There are material differences between financial statements prepared in Indian and U.S. GAAP. The material differences that affect us are primarily attributable to U.S. GAAP requirements for the:

•	accounting for stock-based compensation;

•	deferred taxes;

•	consolidation of majority owned subsidiaries;

•	provision for investments acquired through a non-cash transaction; and

•	accounting of foreign exchange forward contracts.

Reconciliation of Net Income

				Three Months
	Year Ended March 31,			Ended June 30,

	2001	2002	2003	2002	2003

Net profit as per Indian GAAP	$136,837,806	$169,102,534	$198,005,024	$44,338,245	$59,195,265
Amortization of stock compensation expense	(5,081,795)	(5,009,772)	(4,803,534)	(1,243,948)	(1,071,690)
Profit / (Loss) of consolidated subsidiary	—	—	(653,562)	(249,997)	159,421
Forward contracts – marked to market	—	—	513,269	—	(26,686)
Deferred taxes	769,304	373,547	(191,156)	—	14,236
Provision for retirement benefits to employees	741,000	—	—
Provision for contingency / e-inventing the company (net)	(87,387)	—	—
Transfer of intellectual property rights (net of tax)	(1,230,824)	—	—
Provision for investments	—	—	2,000,000

Net income as per U.S. GAAP	$131,948,104	$164,466,309	$194,870,041	$42,844,300	$58,270,546

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through treasury operations. Treasury operation’s objectives and policies are approved by senior management and our audit committee. The activities of treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange Rate Risk. Our exposure to market risk arises principally from exchange rate risk. Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar. For fiscal 2003, 2002 and the three months ended June 30, 2003, our U.S. dollar denominated revenues represented 89.0%, 87.7% and 87.3% of our total revenues. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of March 31, 2003 and 2002 and June 30, 2003, we had outstanding forward contracts in the amount of $88.0 million, $2.0 million and $274.5 million. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure in light of the recent steady appreciation of the Indian rupee against the U.S. dollar. These contracts typically mature within nine months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only as a hedging mechanism and not for speculative purposes. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Fair Value. The fair value of our market rate risk sensitive instruments approximates their carrying value.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. We believe that the adoption of the consensus will not have a material impact on our revenue recognition policies as the accounting for the revenue from a significant portion of our service offerings is governed by higher level GAAP literature.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51, that applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. We have assessed the implication of this interpretation and no impact is foreseen.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except specific situations and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We are currently evaluating the impact of the Statement.

On May 15, 2003, the Financial Accounting Standards Board issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer.

The Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We adopted the provisions of the Statement on July 1, 2003 and on adoption, we will continue to show the preferred stock of subsidiary outside of stockholders’ equity and will be reflected as part of non-current liabilities.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

We prepare financial statements in conformity with U.S. GAAP which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates related to contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, future income tax liabilities and contingencies and litigation.

We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. These include revenue recognition, as well as accounting for income taxes. Our accounting policy and related procedures for revenue recognition on such contracts and on income taxes are set out below.

Revenue Recognition

We derive our revenues primarily from software development and related services, licensing of software products and from business process management services. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

Arrangements with customers for software development and related services are either on a fixed price, fixed time frame or on a time and material basis. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Maintenance revenues are recognized ratably over the term of the underlying maintenance arrangement. When the company receives advances for services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met.

Revenue from our fixed price arrangements for software development and related services that involves significant production, modification or customization of the software is accounted in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and AcSEC’s conclusion in paragraph 95 of SOP 97-2. Fixed price arrangements which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in Paragraph 13 of SOP 81-1 are also accounted for in conformity with SOP 81-1.

In the above mentioned fixed price arrangements, revenue has been recognized using the percentage-of-completion method. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. In measuring progress towards completion, we have selected a method that is reliable and that best approximates the progress to completion. The input (efforts expended) method has been used to measure progress towards completion as there is a direct relationship between labor hour input and productivity and the method indicates the most reliable measure of progress. However, we evaluate each contract and apply judgment to ensure the existence of a relationship between labor hours input and productivity.

At the end of every reporting period, we evaluate each project for estimated revenue and estimated efforts. Any revisions or updates to existing estimates are made wherever required by obtaining approvals from officers having the requisite authority. Management regularly reviews and evaluates the status of each contract in progress to estimate the profit or loss. As part of the review, detailed actual efforts and a realistic estimate of efforts to complete all phases of the project is compared with the details of the original estimate and the total contract price. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss. However, our policy is to establish a provision for losses on a contract as soon as losses become evident. We evaluate change orders according to their characteristics and the circumstances in which they occur. If such change orders are considered by the parties to be a normal element within the original scope of the contract, no change in the contract price is made. Otherwise, the adjustment to the contract price may be routinely negotiated. Contract revenue and costs are adjusted to reflect change orders approved by the client and us regarding both scope and price. Changes are reflected in revenue recognition only after the change order has been approved by both parties. The same principle is also followed for escalation clauses. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract. Such costs are deferred only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is determined to be probable.

We provide our clients with a fixed-period warranty for corrections of errors and telephone support on all their fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of revenues. We estimate such costs based on historical experience and review estimates on a periodic basis for any material changes in assumptions and likelihood of occurrence.

In accordance with SOP 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Arrangements to deliver our software product generally have three elements: license, implementation and Annual Technical Services, or ATS. The company has applied the principles in SOP 97-2 to account for revenue from these multiple element arrangements. Vendor specific objective evidence of fair value, or VSOE, has been established for ATS. VSOE is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of an established VSOE for implementation, the entire arrangement fee for license and implementation is recognized as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Revenues from business process management and other services are recognized on both the time-and-material and fixed-price, fixed-time frame bases. Revenue on time-and-material contracts is recognized as the related services are rendered. Revenue from fixed-price, fixed-time frame contracts is recognized as per the proportional performance method using an output measure of performance.

We recognize revenue only on collectibility being probable and hence credit losses do not have an impact on our revenue recognition policy. Fluctuations in our provisions for bad debts and write offs of uncollectible accounts depend on the financial health and economic environment governing our clients. Our provisions are based on specific identification of the credit risk. No one client has contributed significantly to the loss. We have had no significant changes in our collection policies or payment terms.

Income Taxes

As part of our financial reporting process, we are required to estimate our liability for income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of June 30, 2003. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation differences at June 30, 2003. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income tax laws in the tax jurisdictions where we operate.

To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of March 31, 2003 and June 30, 2003, we recorded valuation allowances of $0.6 million and $0.6 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

41

RISK FACTORS

Risks Related to Our Company and Our Industry

Our revenues and expenses are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline.

Our revenues and profitability have grown rapidly in recent years and are likely to vary significantly in the future from quarter to quarter. Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. It is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, which could cause the share price of our equity shares and our ADSs to decline significantly.

Factors which affect the fluctuation of our revenues include:

•	the size, timing and profitability of significant projects;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services that we perform outside India as opposed to at our development centers in India;

•	the effect of seasonal hiring patterns and the time required to train and productively utilize new employees, particularly information technology, or IT, professionals;

•	the size and timing of facilities expansion;

•	unanticipated cancellations, contract terminations or deferrals of projects; and

•	unanticipated variations in the duration, size and scope of our projects.

A significant part of our total operating expenses, particularly expenses related to personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates, or the accuracy of our estimates of the resources required to complete ongoing projects, may cause significant variations in our operating results in any particular quarter.

There are also a number of factors other than our performance that are not within our control that could cause fluctuations in our operating results from quarter to quarter. These include:

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	currency exchange rate fluctuations, particularly when the rupee appreciates in value against the dollar since the majority of our revenues are in dollars and a significant part of our costs are in rupees; and

•	other general economic factors.

We have not been able to sustain our previous profit margins or levels of profitability.

Our net income increased 18.5% in fiscal 2003 as compared to fiscal 2002. Our net income increased 24.6% in fiscal 2002 as compared to fiscal 2001. As we continue to experience declines in demand, pricing pressures for our services, and increased wage pressures in India, we have not been able to sustain our historical levels of profitability. During fiscal 2003, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

The current economic downturn has negatively impacted our revenues and operating results.

Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled, reduced or deferred expenditures for IT services. Pricing pressures from our clients, wage pressures in India and an increase in our sales and marketing expenditures have also negatively impacted our operating results. For example, clients often expect that as we do more business with them, they will receive volume discounts. Additionally, clients may ask for fixed-price arrangements or reduced rates.

If the current economic downturn continues, our utilization and billing rates for our IT professionals could be adversely affected which may result in lower gross and operating profits.

Any inability to manage our growth could disrupt our business and reduce our profitability.

We have grown significantly in recent periods. Between June 30, 1999 and June 30, 2003 the number of our total employees grew from approximately 3,940 to approximately 17,100, representing a compound annual growth rate of 44.3%. In addition, in the last four fiscal years we have undertaken major expansions of our existing facilities, as well as the construction of new facilities.

We expect our growth to place significant demands on our management and other resources. It will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	recruiting, training and retaining sufficient skilled technical, marketing and management personnel;

•	adhering to our high quality and process execution standards;

•	preserving our culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	maintaining high levels of client satisfaction.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe and other parts of Asia. The costs involved in entering these markets may be higher than expected and we may face significant competition in these regions. Our inability to manage growth in these regions may have an adverse effect on our business, results of operations and financial condition.

We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.

Over the past three years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. We have recently added new service offerings, such as IT consulting, business process management systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors including the proficiency of our IT professionals and our management personnel.

Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability. While our Global Delivery Model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future.

Intense competition in the market for IT services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.

The IT services market is highly competitive. Our competitors include large consulting firms, divisions of large multinational technology firms, IT outsourcing firms, Indian IT services firms, software firms and in-house IT departments of large corporations.

The IT services industry is experiencing rapid changes that are affecting the competitive landscape, including recent divestitures and acquisitions that have resulted in consolidation within the industry. These changes may result in larger competitors with significant resources. In addition, some of our competitors have added or announced plans to add cost-competitive offshore capabilities to their service offerings. Many of these competitors are substantially larger than us and have significant experience with international operations, and we may face competition from them in countries in which we currently operate, as well as in countries in which we expect to expand our operations. We also expect additional competition from IT services firms with current operations in other countries, such as China and the Philippines. While we believe that we are well positioned in our markets relative to our competitors, such competitors may be able to offer services using offshore and onshore models that are more effective than ours.

Many of our competitors, including Accenture, EDS and IBM, have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.

We have historically earned, and believe that in the future we will continue to earn, a significant portion of our revenues from a limited number of corporate clients. In the three months ended June 30, 2003, fiscal 2003, and 2002, our largest client accounted for 5.7%, 5.8% and 6.1% of our total revenues, and our five largest clients together accounted for 23.6%, 23.4% and 24.1% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we historically have not been the exclusive external IT services provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. However, in any given year, a limited number of clients tend to contribute a significant portion of our revenues.

There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, we have significantly reduced the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house or replaced its existing software with packaged software supported by the licensor. Another circumstance which may result in our loss of a client is a reduction in spending on IT services due to a challenging economic environment. If we were to lose one of our major clients or have it significantly reduce its volume of business with us, our revenues and profitability could be reduced.

Our revenues are highly dependent on clients primarily located in the United States, as well as clients concentrated in certain industries, and economic slowdowns, changes in U.S. law and other restrictions or factors that affect the economic health of the United States and these industries may affect our business.

A significant portion of our revenues is derived from clients located in the United States, as well as clients in certain industries. In the three months ended June 30, 2003, fiscal 2003 and 2002, approximately 73.7%, 72.0% and 69.1% of our revenues were derived from the United States. For the same periods, we earned 37.4%, 37.6% and 36.6% of our revenues from the financial services industry, and 15.6%, 16.4% and 17.2% from the manufacturing industry. Consequently, if the current economic slowdown in the United States is prolonged, our clients may reduce or postpone their IT spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues and profitability.

Recently, some organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the United States. Within the last 12 months, five U.S. states have enacted legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities, however, there can be no assurance that these restrictions will not extend to private companies, such as our clients. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

Our success depends in large part upon our highly skilled IT professionals and our ability to attract and retain these personnel.

Our ability to execute projects and to obtain new clients depends largely on our ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers and other mid-level professionals. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant worldwide competition for IT professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced IT professionals to replace those who leave. Additionally, we may not be able to redeploy and retrain our IT professionals to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain IT professionals may have a material adverse effect on our business, results of operations and financial condition.

Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our Chief Executive Officer, our Chief Operating Officer, other executive members of the board and the management council, which consists of executive and other officers. Our future performance will be affected by the continued service of these persons. We do not maintain key man life insurance for any of the senior members of our management team or other key personnel. Competition for senior management in our industry is intense, and we may not be able to retain such senior management personnel or attract and retain new senior management personnel in the future. The loss of any members of our senior management or other key personnel may have a material adverse effect on our business, results of operations and financial condition.

Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability.

As an element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. In the three months ended June 30, 2003, fiscal 2003 and 2002, revenues from fixed-price, fixed-timeframe projects accounted for 35.9%, 36.7% and 31.6% of our total revenues. Although we use our software engineering methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to estimate accurately the resources and time required for a project, future wage inflation rates, or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and 90 days’ notice and without termination-related penalties. Additionally, our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions;

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors; and

•	the replacement by our clients of existing software with packaged software supported by licensors.

Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue generated than anticipated.

A number of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined goals. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

Disruptions in telecommunications could harm our service delivery model, which could result in client dissatisfaction and a reduction of our revenues.

A significant element of our Global Delivery Model is to continue to leverage and expand our global development centers. We currently have 26 global development centers located in various countries around the world. Our global development centers are linked with a network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various global development centers and between our global development centers and our clients’ sites at all times. Any significant loss in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete client projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits which may be difficult to quantify. Any failure in a client’s system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise be sufficient to protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions, however, we cannot be assured that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

We are investing substantial cash assets in new facilities, and our profitability could be reduced if our business does not grow proportionately.

As of June 30, 2003, we had contractual commitments of approximately $16.0 million for capital expenditure. We estimate additional capital expenditures of approximately $9.7 million for the construction of a business continuity and disaster recovery center to be located in Mauritius. Although we have successfully developed new facilities in the past, we may still encounter cost overruns or project delays in connection with new facilities. Additionally, future financing for additional facilities, whether within India or elsewhere, may not be available on attractive terms or at all. Such expansions will significantly increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

We may be unable to recoup our investment costs to develop our software products.

In the three months ended June 30, 2003, fiscal 2003 and 2002, we earned 3.6%, 4.6% and 4.0% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary suite of software products that we call Finacle™ are competitive. Our current software products or any new software products that we develop may not be commercially successful and the costs of developing such new products may not be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for the development of such software products, delayed revenues may cause periodic fluctuations of our operating results.

Our insiders are significant shareholders, are able to control the election of our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

Our executive officers and directors, together with members of their immediate families, beneficially owned, in the aggregate, approximately 23.9% of our issued equity shares as of June 30, 2003. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders’ approval, including the election and removal of directors and significant corporate transactions.

We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.

We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to enhance our business. It is possible that we may not identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. If we acquire another company, we could have difficulty in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. In some cases, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this Quarterly Report, we have no agreements to enter into any material acquisition, investment, partnership, alliance or other joint venture transaction. We make strategic investments in new technology start-up companies in order to gain experience in or exploit niche technologies. As of June 30, 2003, we have invested an aggregate amount of approximately $11.3 million in strategic investments. However, our investments may not be successful. The lack of profitability of any of our investments could have a material adverse effect on our operating results. In fiscal 2001, 2003 and the three months ended June 30, 2003, we made a loss provision for $3.5 million, $3.2 million and $1.4 million related to investments in private start-up companies.

Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. Regulatory authorities, including the Financial Accounting Standards Board and International Accounting Standards Board, are considering requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost for our stock-based compensation plan been determined in a manner consistent with the fair value approach described in SFAS No. 123, our net income as reported would have been reduced to the pro forma amounts of approximately $44.5 million, $137.2 million, $105.2 million and $99.7 million in the three months ended June 30, 2003, fiscal 2003, 2002 and 2001.

Risks Related to Investments in Indian Companies and International Operations Generally

Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us.

Currently, we benefit from the tax holidays the Government of India gives to the export of IT services from specially designated software technology parks in India. As a result of these incentives, which include a 10-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services, our operations have been subject to relatively low tax liabilities. These tax incentives resulted in a decrease in our income tax expense of $23.9 million, $71.9 million and $67.3 million for the three months ended June 30, 2003, fiscal 2003 and 2002 compared to the effective tax rates that we estimate would have applied if these incentives had not been available, without accounting for double taxation treaty set-offs, if any.

The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Additionally, the Finance Act, 2002 required that ten percent of all income derived from services performed in software technology parks be subject to income tax for a one-year period which ended March 31, 2003. For companies opting for the partial taxable income deduction for profits derived from exported IT services, the Finance Act, 2000 phases out the deduction over five years beginning on April 1, 2000. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins.

Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States and other acts of violence or war, such as the recent conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our IT professionals who are required to work in the United States, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Many of our clients, in particular for our newer services, such as business process management and IT outsourcing, visit several IT services firms prior to reaching a decision on vendor selection. Terrorist threats, attacks or war could make travel more difficult and delay, postpone or cancel decisions to use our services.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is higher due to recent terrorist incidents in India, recent troop mobilizations along the border, and the aggravated geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are Indian nationals. The ability of our IT professionals to work in the United States, Europe and in other countries depends on the ability to obtain the necessary visas and work permits. As of June 30, 2003, the majority of our IT professionals in the United States held H-1B visas (approximately 2,500 persons), allowing the employee to remain in the United States as long as he or she remains an employee of the sponsoring firm, or L-1 visas (approximately 830 persons), allowing for the employee to stay in the United States only temporarily. Although there is no limit to new L-1 visas, there is a limit to the aggregate number of new H-1B visas that the U.S. Immigration and Naturalization Service, or INS, may approve in any government fiscal year. Further, in response to the recent terrorist attacks in the United States, the INS has increased the level of scrutiny in granting visas. This may also lead to limits on the number of L-1 visas granted. The U.S. immigration laws may also require us to meet certain levels of compensation, and to comply with other legal requirements, as a condition to obtaining or maintaining work visas for our IT professionals working in the United States. For example, our compensation expenses increased by approximately $2.6 million for the three months ended June 30, 2003 as compared to the three months ended June 30, 2002 to comply with such requirements. Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our IT professionals. Our reliance on work visas for a significant number of IT professionals makes us particularly vulnerable to such changes and variations as it affects our ability to staff projects with IT professionals who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our IT professionals or may encounter delays or additional costs in obtaining or maintaining the condition of such visas.

Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our business and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

The current Indian government is a coalition of several parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Currency exchange rate fluctuations may affect the value of our ADSs.

Our functional currency is the Indian rupee although we transact a major portion of our business in foreign currencies and accordingly face foreign currency exposure through our sales in the United States and purchases from overseas suppliers in dollars. Historically, we have held a substantial majority of our cash funds in rupees. Accordingly, changes in exchange rates may have a material adverse effect on our revenues, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the rupee appreciates against the dollar.

We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable. As of June 30, 2003, we had outstanding forward contracts in the amount of $274.5 million. This increase is primarily attributable to our decision to actively hedge our foreign currency exposure in light of the recent steady appreciation of the Indian rupee against the U.S. dollar. We may not purchase contracts adequate to insulate ourselves from foreign exchange currency risks.

Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by Deutsche Bank Trust Company Americas, the Depositary, of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, these fluctuations will affect the dollar equivalent of the rupee price of equity shares on the Indian stock exchanges and, as a result, the prices of our ADSs in the United States, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. Holders may not be able to convert rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all.

Our international expansion plans subject us to risks inherent in doing business on an international level.

Currently, we have global development centers in six countries around the world. The majority of our global development centers are located in India. We intend to establish new development facilities, potentially in Southeast Asia, Africa, Latin America and Europe. For example, we intend to increase our presence in China through our recently established representative office in Beijing. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In addition, our international expansion strategy in China may face difficulty resulting from the outbreak of Severe Acute Respiratory Syndrome, or SARS. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. There are currently no material pending or threatened intellectual property claims against us. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India and / or the Reserve Bank of India and failure to obtain this approval could negatively impact our business.

Generally, the Reserve Bank of India must approve any acquisition by us of any company organized outside of India. The Reserve Bank of India has recently permitted acquisitions of companies organized outside of India without approval where the transaction value is:

•	if in cash, up to 100% of the proceeds from an ADS offering; and

•	if in stock, up to the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

Any required approval from the Reserve Bank of India and the Ministry of Finance of the Government of India or any other government agency may not be obtained. Our failure to obtain approvals for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our business and prospects.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. There are, however, certain exceptions to this approval requirement for IT companies on which we are able to rely. Changes to such policies may create restrictions on our capital raising abilities. For example, a limit on the foreign equity ownership of Indian IT companies may constrain our ability to seek and obtain additional equity investment by foreign investors. In addition, these restrictions, if applied to us, may prevent us from entering into certain transactions, such as an acquisition by a non-Indian company, which might otherwise be beneficial for us and the holders of our equity shares and ADSs.

Additionally, under current Indian law, the sale of an IT services company can result in the loss of the tax benefits for specially designed software technology parks in India. The potential loss of this tax benefit may discourage others from acquiring us or entering into a transaction with us that is in the best interest of our shareholders.

Item 3. Quantitative and Qualitative Disclosure About Market Risk

3.1      Foreign Currency Market Risk

This information is set forth under the caption “Exchange Rate Risk” under Components of Market Risk above, and is incorporated herein by reference.

Item 4. Controls and Procedures

4.1      Evaluation of disclosure controls and procedures.

Based on their evaluation as of a date within 90 days of the filing date of this Quarterly Report on Form 6-K, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

4.2      Change in internal controls.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Part II – Other Information

Item 1.      Legal Proceedings

In the ordinary course of business, we may from time to time become involved in certain legal proceedings. As of the date of this report, we are not a party to any pending material legal proceedings.

Item 2. Changes in Securities and Use of Proceeds

None.

Item 3.      Default upon senior securities

None.

Item 4.       Submission of matters to a vote of security holders

a)	The company held its Annual General Meeting of the Shareholders (“AGM”) on June 14, 2003

b)	The following directors retired by rotation at the AGM held on June 14, 2003, were eligible for re-election, and were re-elected by a requisite majority vote:

Srinath Batni Omkar Goswami	Larry Pressler Rama Bijapurkar

In addition, Mr. Sridar Iyengar who was appointed as Additional Director on April 10, 2003 was elected at the AGM as Director, liable to retire by rotation.

c)	The following are the other directors whose term of office as a director continues after the AGM:

N. R. Narayana Murthy	Philip Yeo
Nandan M. Nilekani	Claude Smadja
S. Gopalakrishnan	K. Dinesh
Deepak M. Satwalekar	S. D. Shibulal
Prof. Marti G. Subrahmanyam	T. V. Mohandas Pai

Item 5. Other Information

a)	The following is a brief description of the matters voted upon at the AGM of the company held on June 14, 2003 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all Registered Holders of the American Depositary Receipts (the “ADRs”) who were holding the ADRs as on a record date determined by the Depositary.

ORDINARY BUSINESS

			Votes against /	Abstentions / Broker
Brief Description of the matter put to vote		Votes for (1)(2)	Withheld (1)(2)	Non-votes (1)(2)

1.	To receive, consider and adopt the Balance Sheet as at March 31, 2003 and the	291	1	—
	Profit & Loss Account for the year ended on that date and the
	Report of the Directors and the Auditors thereon
2.	To declare a final dividend of Rs. 14.50 per share	291	1	—
3.	To appoint a director in place of Mr. Srinath Batni	28,159,550	67,527	4,597
	who retires by rotation and is eligible for re-election
4.	To appoint a director in place of Mr. Omkar Goswami	28,159,548	47,807	14,597
	who retires by rotation and is eligible for re-election
5.	To appoint a director in place of Mr. Larry Pressler	28,152,361	54,858	14,580
	who retires by rotation and is eligible for re-election
6.	To appoint a director in place of Ms. Rama Bijapurkar	28,152,205	55,071	14,580
	who retires by rotation and is eligible for re-election
7.	To appoint Auditors to hold office from the conclusion of this meeting	291	1	—
	until the conclusion of the next Annual General Meeting and to fix their remuneration
SPECIAL BUSINESS
8.	To consider appointing Mr. Sridar Iyengar, as a	28,152,133	54,897	14,793
	Director of the company, liable to retire by rotation
9.	To consider deleting Article 107 of the Articles	291	1	—
	of Association

1.	Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. Under the Articles of the company member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

2.	Under the Indian Companies Act and as per the Articles of the company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the company.

3.	For Items nos. 1, 2, 7 and 9 the votes represent the number of votes in a show of hands. No poll was demanded on these items at the AGM.

4.	For Items 3, 4, 5, 6 and 8 the votes represent the votes cast on a poll.

Item 6. Exhibits and reports

Infosys filed no reports on Form 8-K during the quarter ended June 30, 2003

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.

99.2	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated : July 15, 2003	INFOSYS TECHNOLOGIES LIMITED

/s/ Nandan M. Nilekani

Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director

Exhibit 99.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Nandan M. Nilekani, Chief Executive Officer, President and Managing Director of Infosys Technologies Limited, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Infosys Technologies Limited;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date” ); and

c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’ s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Nandan M. Nilekani

Chief Executive Officer, President and
Date : July 15, 2003	Managing Director

CHIEF FINANCIAL OFFICER CERTIFICATION

I, T. V. Mohandas Pai, Chief Financial Officer and Head-Finance and Administration of Infosys Technologies Limited, certify that:

1.	I have reviewed this quarterly report on Form 6-K of Infosys Technologies Limited;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date” ); and

c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’ s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date : July 15, 2003	/s/ T. V. Mohandas Pai Chief Financial Officer and Director - Finance and Administration

Exhibit 99.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION
1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Nandan M. Nilekani, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Infosys Technologies Limited on Form 6-K for the quarterly period ended June 30, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 6-K fairly presents in all material respects the financial condition and results of operations of Infosys Technologies Limited.

/s/ Nandan M. Nilekani Nandan M. Nilekani CHIEF EXECUTIVE OFFICER

I, T. V. Mohandas Pai, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Infosys Technologies Limited on Form 6-K for the quarterly period ended June 30, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Quarterly Report on Form 6-K fairly presents in all material respects the financial condition and results of operations of Infosys Technologies Limited.

/s/ T. V. Mohandas Pai T. V. Mohandas Pai CHIEF FINANCIAL OFFICER

Shareholder information

1.	Registered office	Electronics City, Hosur Road, Bangalore 560 100, India. Tel.: +91-80-852-0261, Fax: +91-80-852-0362 Website: www.infosys.com

2.	Listing on stock exchanges	In India: Bangalore Stock Exchange Ltd. (BgSE), the Stock Exchange,
Mumbai (BSE), and the National Stock Exchange of India Ltd. (NSE).
Outside India: NASDAQ National Market in the US.

3.	Par value of equity shares	Rs. 5/- each fully paid-up

4.	Registrar and share transfer agents Share transfers in physical form and other communication regarding share Certificate dividends, change of address, etc. may be addressed to:	Karvy Consultants Limited,
Registrars and Share Transfer Agents;
T.K.N. Complex, No. 51/2, Vanivilas Road, Opposite National College,
Basavanagudi; Bangalore 560 004, India.
Tel.: +91-80-662-1184, Fax: +91-80-662-1169
E-mail: kumars@karvy.com

5.	Stock market data relating to shares listed in India

a.	The company’s market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex and S&P CNX NIFTY Index.

b.	Monthly high and low quotations as well as the volume of shares traded at BSE, NSE and the Bangalore Stock Exchange for the quarter ended June 30, 2003 are:

	BSE			NSE			BgSE

	High	Low	Volume	High	Low	Volume	High	Low	Volume
	Rs.	Rs.	Nos.	Rs.	Rs.	Nos.	Rs.	Rs.	Nos.

April, 2003	4,399	2,420	1,04,97,862	4,400	2,653	2,54,29,765	—	—	—
May	3,069	2,572	73,29,229	3,070	2,571	2,05,38,831	—	—	—
June	3,345	2,695	56,40,234	3,349	2,700	1,64,55,903	—	—	—

Total			2,34,67,325			6,24,24,499	—	—	—

Volume traded to average shares outstanding (%) *

Quarter ended June 30, 2003	36.62%	97.41%
Quarter ended June 30, 2002	21.93%	44.98%

* The number of shares outstanding is 6,40,82,238. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

6.	Share transfer system

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. The share transfer committee of the company meets as often as required.

The total number of shares transferred in physical form during the three-month ended June 30, 2003 was 52, (quarter ended June 30, 2002-Nil).

7.	Investor services – Complaints Received

	Quarter Ended

	June 30, 2003		June 30, 2002
Nature of complaints	Received	Attended to	Received	Attended to

Non-receipt of share certificates	—	—	—	—
Non-receipt of bonus share/split shares	—	—	1	1
Letters from stock exchanges, SEBI, etc	—	—	—	—
Dividend Payments*	47	47	29	29

Total	47	47	30	30

The company has attended to most of the investors’ grievances/correspondences within a period of 10 days from the date of receipt of the same, during the quarter ended June 30, 2003 except in cases that are constrained by disputes or legal impediments.

* One complaint relating to dividend payment which was pending in the beginning of the quarter and resolved during the quarter is not included above.

8.	Legal Proceedings

There are some pending cases relating to disputes over title to shares, in which the company has been made a party. However, these cases are not material in nature.

9.	Categories of shareholders as on June 30, 2003

Category	No. of shareholders	Voting strength (%)	No. of shares held

Individuals/Trust	83,891	17.62	1,16,73,256
Companies	3,473	1.25	8,25,949
FIIs	338	40.00	2,64,99,097
OCBs and NRIs	904	0.87	5,79,752
Founders and their families	23	28.42	1,88,27,595
Mutual funds, Banks, FIs	220	8.57	56,76,589
Equity shares underlying American Depositary Shares*	1	3.27	21,67,128

Total	88,850	100	6,62,49,366

* Held by beneficial owners outside India.

10.	Financial calendar (tentative and subject to change)

	Financial reporting for quarter ending September 30, 2003	October 10, 2003
	Interim dividend payment (if any)	November 2003
	Financial reporting for quarter ending December 31, 2003	January 09, 2004
	Financial results for year ending March 31, 2004	April 13, 2004
	Annual General Meeting for year ending March 31, 2004	June 2004

11.	Investors’ correspondence in India
	For investor matters:	For queries relating to financial statements:
	V. Balakrishnan,	T. V. Mohandas Pai,
	Company Secretary and Vice President – Finance;	Director (F&A) and CFO;
	Investors’ Service Cell;	Infosys Technologies Limited;
	Infosys Technologies Limited;	Electronics City, Hosur Road;
	Electronics City, Hosur Road;	Bangalore 560 100, India.
	Bangalore 560 100, India	Tel.: +91-80-852-0396, Fax: +91-80-852-0362
	Tel.: +91-80-852-0440, Fax: +91-80-852-0754	E-mail: mdpai@infosys.com
E-mail: balakv@infosys.com

12.	Stock exchange codes

Reuters code	Bridge code	Bloomberg code

INFY.BO (BSE)	IN;INF (BSE)	INFO IN (BSE)
INFY.NS (NSE)	IN;INFN (NSE)	NINFO IN (NSE)
INFY.O (NASDAQ)	US;INFY (NASDAQ)

13.	Stock market data relating to American Depositary Shares (ADSs)

a.	ADS listed at:	NASDAQ National Market in the US
b.	Ratio of ADS to equity shares:	2 ADS for one equity share
c.	ADS symbol:	INFY
d.	The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the quarter ended June 30, 2003 are:

	High		Low		Volume

	$	Rs.	$	Rs.	Nos.

April, 2003	65.50	3,102.74	38.51	1,824.22	64,09,197
May, 2003	44.90	2,113.44	40.20	1,892.21	31,58,502
June, 2003	56.01	2,598.86	44.30	2,055.52	24,91,699

					1,20,59,398

Note: 2 ADS = 1 equity share. US$ has been converted into Indian rupees at the monthly closing rates. The number of ADSs outstanding as on June 30, 2003 was 4,334,256. The percentage of volume traded to the total float was 278%.

e.	Investor correspondence
	In US:	In India:
	P. R. Ganapathy,	V. Balakrishnan,
	Investor Relations Officer;	Company Secretary and Vice President – Finance;
	Infosys Technologies Limited;	Infosys Technologies Limited;
	34760 Campus Drive, Fremont CA 94555, USA.	Electronics City, Hosur Road;
	Tel.: +1-510-742-3030, Fax: +1-510-742-2930	Bangalore 560 100, India.
	Mobile: +1-510-872-4412	Tel.: +91-80-852-0440, Fax: +91-80-852-0754
	E-mail: guns@infosys.com	E-mail: balakv@infosys.com

14.	ECS mandate

The company has received complaints regarding non-receipt of dividend warrants. All shareholders are requested to update their bank account details with their respective depositories urgently. This would enable the company to service its investors better. A copy of the ECS mandate form is provided elsewhere in the report. The ECS mandate form duly filled-up should be sent to the depository participant with whom the shareholders maintains his/her demat account.

15.	Change of address

The company has received complaints regarding non-receipt of dividend warrants and other corporate communications. All shareholders are requested to update their current address with their respective depositories immediately. This would enable the company to service its investors better.

Infosys Technologies Limited

United States

Addison
15305 Dallas Parkway
Suite 210
Addison, TX 75001
Tel : 972 770 0450
Fax: 972 770 0490

Atlanta
400 Galleria Parkway
Suite 1490
Atlanta, GA 30339
Tel : 770 980 7955
Fax: 770 980 7956

Bellevue
205, 108 Avenue A/E
Suite 550
Bellevue, WA 98004
Tel : 425 452 5300
Fax: 425 452 8440

Berkeley Heights
Two Connell Drive
Suite 4100
Berkeley Heights
New Jersey 07922
Tel : 908 286 3100
Fax: 908 286 3125

Charlotte
900, West Trade Street
Charlotte 28202

Fremont
34760 Campus Drive
Fremont, CA 94555
Tel : 510 742 3000
Fax: 510 742 3090

Lake Forest
1 Spectrum Pointe Drive
Suite 350
Lake Forest, CA 92630
Tel : 949 455 9161
Fax: 949 609 0694

Lisle
2300 Cabot Drive
Suite 250
Lisle, IL 60532
Tel : 630 482 5000
Fax: 630 505 9144

Ohio
6631, Suite E
Commerce Parkway
Dublin, Ohio, 43017
Tel : 614 923 3375
Fax: 614 923 3384

Phoenix
10851 N Black Canyon Fwy
Suite 830
Phoenix, AZ 85029
Tel : 602 944 4855
Fax: 602 944 4879

Quincy
Two Adams Place
Quincy, MA 02169
Tel : 781 356 3100
Fax: 781 356 3150

Troy
100 Liberty Center
Suite 200
West Big Beaver
Troy, MI 48084
Tel : 248 524 0320
Fax: 248 524 0321

Argentina
Republica, Arabe Siria 3149
Piso 7’27’
1425 Capital Federal
Buenos Aires
Tel : 5411 480 20025

Australia
Level 9, 114 Albert Road
South Melbourne, VIC 3025
Tel : 61 3 9685 1600
Fax: 61 3 9685 1699

Level 4, 90 Mount Street
North Sydney, NSW 2060
Tel : 61 2 9954 0036
Fax: 61 2 8904 1344

Belgium
Drève Richelle 161
Building N, 1410 Waterloo
Tel : 32 2 352 87 18
Fax: 32 2 352 88 44

Canada
5140 Yonge Street
Suite 1400
Toronto, Ontario M2N 6L7
Tel : 416 224 7439
Fax: 416 224 7474

China
Beijing Representative Office
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road North
Chaoyang District
Beijing 100027
Tel : 86 10 6539 1095, 1063
Fax: 86 10 6539 1060

France
12 Avenue de I’Arche
Faubourg de l’Arche
92419 Courbevoie Cedex
Paris
Tel : 331 46 91 84 56
Fax: 331 46 91 88 00

Germany
TOPAS 1
Mergenthalerallee 77
65760 Eschborn/Frankfurt
Tel : 49 6196 9694 0
Fax: 49 6196 9694 200

Hong Kong
16F Cheung Kong Centre
2 Queen’s Road Central
Central, Hong Kong
Tel : 852 2297 2231
Fax: 852 2297 0066

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106-0032
Tel : 81 3 5545 3251
Fax: 81 3 5545 3252

Mauritius
2nd & 3rd Floor
Hassmal Shopping Centre
Corner Remono & Queen St.
Rose Hill, Mauritius

Scandinavia
Stureplan 4C, 4tr
114 35, Stockholm
Tel : 46 8 463 1112
Fax: 46 8 463 1114

Singapore
30, Raffles Place
#23-00 Caltex House
Singapore 048622
Tel : 65 6233 6820
Fax: 65 6233 6905

Switzerland
Dreikönigstrasse 31A
8002 Zurich
Tel : 41 1 208 3905
Fax: 41 1 208 3500

The Netherlands
Newtonlaan 115
3584 BH Utrecht
Tel : 31 (0) 30 210 6462
Fax: 31 (0) 30 210 6860

United Kingdom
Emerald House
15 Lansdowne Road
Croydon, Surrey CR0 2BX
Tel :44 208 774 3364
Fax: 44 208 774 3302

United Arab Emirates
Y-45, P.O. Box 8230
Sharjah Airport International
Free Zone (SAIF Zone)
Sharjah
Tel : 971 6 5571 068
Fax: 971 6 5571 056

India
Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel : 91 80 8520261
Fax: 91 80 8520362

Reddy Building
K-310, 1st Main, 5th Block,
Koramangala
Bangalore 560 095
Tel : 91 80 5532591 / 92
Fax: 91 80 5530391

Pavithra Complex
#1, 27th Main, 2nd Cross
1st Stage, BTM Layout
Bangalore 560 068
Tel : 91 80 6680182-85
Fax: 91 80 6680181

Infosys Towers
No. 27, Bannerghatta Road
3rd Phase, J. P. Nagar
Bangalore 560 076
Tel : 91 80 6588668
Fax: 91 80 6588676

Bhubaneswar
Plot No. E/4, Info City
Bhubaneswar 751 024, Orissa
Tel : 91 674 2320001-32
Fax: 91 674 2320100

Chennai
No.138
Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel : 91 44 24509530 / 40
Fax: 91 44 24500390

Hyderabad
Survey No. 210,
Manikonda Village
Lingampally
Rangareddy (Dist)
Hyderabad 500 019
Tel : 91 40 23005222
Fax: 91 40 23005223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel :91 824 2451485-88
Fax: 91 824 2451504

Mohali (Chandigarh)
B 100, Industrial Area
Phase 8
Mohali (SAS Nagar) 160 059
Punjab
Tel : 91 172 390510
        91 172 257191 / 92
Fax: 91 172 257193

Mumbai
85-C Wing, 8th Floor
Mittal Towers
Nariman Point
Mumbai 400 021
Tel : 91 22 22882911/14
Fax: 91 22 22846489

Mysore
No. 350
Hebbal Electronics City
Hootagalli
Mysore 571 186
Tel : 91 821 404101
Fax: 91 821 404200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 066
Tel : 91 11 26514829-30

Fax: 91 11 26853366

Pune
Plot No. 1
Pune Infotech Park
At Post Hinjawadi
Taluka Mulshi
Pune 411 027
Tel : 91 20 2932800 / 01

Fax: 91 20 2932832

Bankers ICICI Bank Ltd. Bank of America	Visit Infosys at www.infosys.com

Company Secretary	Call us at
V. Balakrishnan	within the U.S. 1-800-ITL INFO

Auditors Bharat S. Raut and Co. Chartered Accountants	outside the U.S. 91-80-8520261

Independent Auditors (US GAAP) KPMG

(C)  2003 Infosys Technologies Limited, Bangalore, India.

Infosys acknowledges the proprietary rights in the trademarks and product names of other companies mentioned in the document.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ Nandan M. Nilekani Nandan M. Nilekani
Chief Executive Officer, President
and Managing Director

Dated: August 8, 2003

INDEX TO EXHIBITS

Exhibits

3.1	Articles of Association of Registrant, as amended.